Filed Pursuant to Rule 424(b)(4)
Registration No. 333-127181

PROSPECTUS

PokerTek, Inc.

2,000,000 Shares

Common Stock

This is a firm commitment initial public offering of common stock of PokerTek, Inc. We are selling all of the shares of common stock being offered by means of this prospectus. Before this offering, there was no public market for our common stock.

The initial public offering price of our common stock is $11.00 per share.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “PTEK.”

See “ Risk Factors” beginning on page 5 to read about the risks that you should consider before buying any shares of our common stock.

	Per Share	Total
Public offering price	$11.00	$22,000,000
Underwriting discounts and commissions	$0.77	$1,540,000
Net proceeds, before expenses, to PokerTek, Inc.	$10.23	$20,460,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The underwriter may also purchase up to an aggregate of 300,000 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments.

The date of this Prospectus is October 13, 2005.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition or results of operations may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights material information found in greater detail elsewhere in this prospectus. Before making an investment decision, we urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors,” the assumptions and other information set forth under “Conventions and Assumptions Used in this Prospectus” and the financial statements and related notes set forth at the end of this prospectus. All references in this prospectus to “PokerTek,” “we,” “us,” “our company” or “our” refer to PokerTek, Inc. and PokerTek, LLC.

PokerTek, Inc.

We were formed to develop and market the PokerPro™ system, an electronic poker table that provides a fully-automated poker-room environment, to tribal casinos, commercial casinos and card clubs. Poker is one of several card games in which two or more players strategically bet against each other. Many casinos and “card clubs” operate poker rooms that typically consist of tables at which up to 10 players play any of several types of poker against the other players at the table. A dealer employed by the casino or card club is responsible for dealing cards, calculating bets, collecting the “rake”, which is the amount the casino or card club charges for each hand of poker, and distributing payouts. Unlike most other games played at a casino, where the casino may win the full amount of a player’s bet, the casino’s or card club’s revenue from the poker room is limited to the rake.

Poker’s popularity has surged in recent years. The American Gaming Association reports that based on a 2005 poll, the number of American adults who have played poker in the past 12 months has increased by more than 50% compared to the same poll taken in 2004. However, because the poker room’s revenue is limited to the rake and because of the labor costs associated with using live dealers at each poker table, operating a poker room at a casino or card club is currently less profitable than other forms of gaming offered in a casino or card club. As a result, expanding or in some cases continuing the allocation of floor space to the poker room to support the potential influx of new customers is a difficult economic decision.

The PokerPro™ system is designed to increase casino revenue while helping to reduce the labor costs associated with poker rooms. Our limited testing of the PokerPro™ system has shown that by eliminating a live dealer, more hands of poker can be played in a given amount of time, thereby increasing revenue generated by the rake. In addition, the elimination of a live dealer allows casinos and card clubs to avoid the labor costs of using a live dealer to operate a poker table. The PokerPro™ system is also designed to improve players’ gaming experience by eliminating dealer and player mistakes, eliminating the need for dealer tipping and by providing players with automated game information not available at poker tables operated by live dealers. We have also designed the PokerPro™ system to increase security in casinos by eliminating the potential for collusion between a player and a live dealer. In addition, because the PokerPro™ system provides automated information on bets placed and hands played that is not available with tables operated by live dealers, we believe it will increase security by assisting casinos in identifying potential collusion between players.

We expect to generate revenue from licensing the rights to use the software necessary to operate the PokerPro™ system and from providing maintenance and support services to customers that license the PokerPro™ system. We expect to derive between 15% to 20% of our revenue from such maintenance and support services. Initially, we intend to lease the hardware components of the PokerPro™ system to customers under operating leases, because we believe it will be easier for us to gain entry to our target markets if our customers in such markets are not required to commit significant resources in order to install and evaluate the PokerPro™ system. However, as the PokerPro™ system gains market acceptance, we may sell customers such components.

The manufacture and distribution of gaming machines is subject to extensive Federal, state, local and tribal regulation. Some jurisdictions require licenses, permits and other forms of approval for gaming devices. Most, if not all, jurisdictions also require licenses, permits and documentation of qualification, including evidence of financial stability, for the manufacturers and distributors of such gaming devices and for their officers, directors, major shareholders and key personnel. We have currently only submitted applications seeking the approval of the PokerPro™ system to the Seminole Tribe of Florida, the Chickasaw Nation and the Connecticut Division of Special Revenue, which regulates gaming activity in Connecticut. The Seminole Tribe of Florida, which operates six casinos in Florida, has registered the PokerPro™ system for use in its casinos, based on its classification of the PokerPro™ system as a “Class II” gaming device. The Chickasaw Nation has also granted us a temporary license to market and sell the PokerPro™ system for use in the 11 casinos it operates in Oklahoma, pending the complete review of our application. To implement our business plan and generate revenue from other sources, we must obtain necessary regulatory approvals in many additional jurisdictions. Obtaining such approvals will likely be time-consuming and costly and cannot be assured.

Financial Performance Since Inception

We have a history of losses since our inception in August 2003. We incurred a net loss of $925,837 in the fiscal year ended December 31, 2004, or $0.16 per basic and diluted share. For the six months ended June 30, 2005, we incurred a net loss of $1,580,539, or $0.23 per basic and diluted share. On July 28, 2005, we received our first operating revenue of $12,000 from the Seminole Tribe of Florida for their use of two PokerPro™ system tables for the month of July and have also received $12,000 from the Seminole Tribe of Florida for their use of such tables for the month of August. Effective September 1, 2005, we entered into a definitive agreement with the Seminole Tribe of Florida pursuant to which we granted the tribe a non-exclusive, non-transferable license to operate three PokerPro™ systems at the Seminole Hard Rock Hotel and Casino in Hollywood, Florida. Our agreement with the Seminole Tribe of Florida was entered into on a month-to-month basis. Notwithstanding this agreement, our business has only recently begun and we must enter into additional definitive agreements with customers before we generate any significant operating revenue.

To implement our business plan and generate revenue from other sources, we must obtain regulatory approvals in additional jurisdictions. We may not receive any such regulatory approvals. Due to this and a variety of other factors, many of which are discussed in this prospectus under “Risk Factors” beginning on page 5, we may be unable to generate significant revenues or margins, control operating expenses or achieve or sustain profitability in future years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Address

Our current executive offices are located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106 and our telephone number at that address is (704) 849-0860. We are located on the Internet at www.pokertek.com. None of the information on our website is part of this prospectus.

The Offering

Common stock offered	2,000,000 shares

Common stock outstanding before the offering(1)	7,234,270 shares

Common stock outstanding after the offering(1)(2)	9,234,270 shares

Use of proceeds	We intend to use the net proceeds from this offering for:

•	continuing the development of the PokerPro™ system;

•	obtaining regulatory approvals; and

•	other items of general working capital purposes.

See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus beginning on Page 5 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	PTEK(3)

(1)	Excludes an aggregate of 1,625,000 shares of our common stock currently reserved for issuance under our 2004 Stock Incentive Plan, as amended and restated through July 29, 2005 (the “2004 Plan”), and our 2005 Stock Incentive Plan (the “2005 Plan”), of which 977,750 shares were subject to outstanding options as of September 30, 2005.
(2)	Excludes an aggregate of 200,000 shares of our common stock issuable on the exercise of a warrant to be granted to Feltl and Company, the underwriter for this offering (the “Underwriter”), and excludes up to an aggregate of 300,000 shares issuable to the Underwriter if it exercises its over-allotment option in full, as described under “Underwriting.”
(3)	Our common stock has been approved for quotation on the Nasdaq National Market under this symbol.

Summary Historical Financial Data

The following tables summarize financial and operating data set forth in more detail in the financial statements included in this prospectus. The summarized data set forth in the table has been derived from audited financial statements for the year ended December 31, 2004 and the period from August 22, 2003 to December 31, 2003. The summarized statements of operations for the six-month periods ended June 30, 2005 and June 30, 2004, and the summarized balance sheet data as of June 30, 2005 have been derived from our unaudited financial statements. The summarized pro forma as adjusted balance sheet data as of June 30, 2005 has been adjusted to reflect this offering at the initial offering price of $11.00 per share of common stock. This summary data should be read together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Statement of Operations Data:

	Year Ended December 31, 2004	Period from August 22, 2003 (date of inception) to December 31, 2003	Six Months Ended June 30,
			2005	2004
			(unaudited)
Revenues	$—	$—	$—	$—
Costs and Operating Expenses:
Costs of Product Sales	—	—	—	—
Selling, General and Administrative	454,989	—	614,634	76,438
Research and Development	476,583	64,975	976,917	51,158
Depreciation	306	—	6,627	—
Operating Loss	(931,878)	(64,975)	(1,598,178)	(127,596)
Interest Income, Net	6,041	—	17,639	—
Net Loss	$(925,837)	$(64,975)	$(1,580,539)	$(127,596)
Net Loss Per Common Share – Basic and Diluted (1)	$(0.16)	$(0.01)	$(0.23)	$(0.03)
Weighted Average Common Shares Outstanding – Basic and Diluted (1)	5,743,957	4,725,000	6,890,104	4,900,028

Balance Sheet Data:

	December 31,		June 30, 2005
	2004	2003	Actual	Pro Forma As Adjusted(2)
			(unaudited)
Current Assets	$1,353,576	$20,189	$2,919,749	$22,552,740
Total Assets	1,422,336	20,189	2,981,882	22,614,873
Current Liabilities	14,770	4,212	142,599	142,599
Long-Term Debt	326,043	80,952	326,043	—
Stockholders’ Equity (Deficit)	1,081,523	(64,975)	2,513,240	22,146,231

(1)	We were initially organized in August 2003 as a North Carolina corporation named “National Card Club Corporation.” From March 19, 2004 through July 27, 2004, we owned a majority interest in an affiliated limited liability company called “PokerTek, LLC.” On July 27, 2004, PokerTek, LLC merged with and into National Card Club Corporation and we changed our name to “PokerTek, Inc.” Pursuant to this merger, the equity interests in PokerTek, LLC that we owned were cancelled and all other equity interests in PokerTek, LLC were converted into common stock in PokerTek, Inc., as described elsewhere in this prospectus. The net loss per common share gives retroactive effect to the merger for the periods presented. As of December 31, 2003, there were no outstanding options to purchase common stock. As of December 31, 2004, there were options to purchase an aggregate of 471,500 shares of our common stock outstanding and as of June 30, 2005, there were options to purchase an aggregate of 812,500 shares of our common stock outstanding. The options outstanding have no dilutive effect on Net Loss Per Common Share.
(2)	Data has been adjusted to reflect the receipt of the proceeds from this offering net of underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such net proceeds as described in “Use of Proceeds.”

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a limited operating history on which to evaluate our business.

We are a development stage company that has only recently begun to receive nominal operating revenue and our management has limited experience in our market. Our business model is unproven and the lack of meaningful historical financial data makes it difficult to evaluate our prospects. To the extent that we are able to implement our business plan, our business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. In addition, our only product, the PokerPro™ system, is an innovative product that has not yet been introduced to the market on a wide scale. Although we have recently completed development of the initial version of the PokerPro™ system, we are still in the process of developing and testing the software that will allow additional poker games to be played on the PokerPro™ system and enhancing the PokerPro™ system’s player tracking and accounting system.

We have no significant operating revenue to date and a history of losses. We may be unable to generate sufficient net revenue in the future to achieve or sustain profitability.

We have experienced operating losses for each quarterly and annual period since our inception in August 2003. We experienced net losses of $925,837 for the year ended December 31, 2004 and $1,580,539 for the six months ended June 30, 2005. As of June 30, 2005, we had an accumulated deficit of $2,571,351. In addition, we have only recently entered into our first definitive agreement with a customer and have received only nominal operating revenue. We are currently registered as an approved vendor to distribute our PokerPro™ system to casinos located on the tribal property of the Seminole Tribe of Florida. The Chickasaw Nation has also granted us a temporary license to market and sell the PokerPro™ system for use in the 11 casinos it operates in Oklahoma, pending the complete review of our application with the Chickasaw Nation. To implement our business plan and generate revenue from other sources, we must obtain necessary regulatory approvals in many additional jurisdictions. The timing of our revenue generation will be driven in part by our receipt of such approvals in additional jurisdictions and entry into definitive agreements with customers in those jurisdictions. We anticipate that we will incur increased expenses, losses and cash flow deficits as we seek regulatory approval for our PokerPro™ system and market it in various jurisdictions. We may not receive further regulatory approvals. For the reasons discussed above and elsewhere in this prospectus, it is possible that we may not generate significant revenues or profits in the foreseeable future or at all. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business and the market price of our common stock and may require us to raise additional capital, which may not be available on terms acceptable to us or at all.

Our success depends on the PokerPro™ system achieving and maintaining widespread acceptance by casinos and poker players.

Our success will depend to a large extent on broad market acceptance of the PokerPro™ system among casinos and poker players. Even if we demonstrate the effectiveness of the PokerPro™ system and our business model, casinos and poker players may still not use the PokerPro™ system for a number of other reasons, including preference for live dealers, mistrust of technology and perceived lack of reliability. We believe that the acceptance of the PokerPro™ system by casinos and poker players will depend on the following factors:

•	our ability to demonstrate the PokerPro™ system’s economic and other benefits to casinos;

•	players becoming comfortable with using the PokerPro™ system; and

•	the reliability of the hardware and software comprising the PokerPro™ system.

Initially, we intend to enter into month-to-month agreements with our customers under which we will license the software associated with the PokerPro™ system and lease the hardware components of the PokerPro™ system. We recently entered into our first and only such agreement with the Seminole Tribe of Florida. If and when market acceptance of the PokerPro™ system has been established, we intend to negotiate long-term agreements with our customers and may sell such hardware components to customers rather than lease them. However, if the PokerPro™ system fails to achieve market acceptance quickly, our customers may not renew such leases, which would reduce our net revenue and impede our efforts to market the PokerPro™ system.

If we fail to obtain or maintain gaming licenses and regulatory approvals, we will be unable to operate our business and license or sell our products.

The manufacture and distribution of gaming machines is subject to extensive Federal, state, local and tribal regulation. Some jurisdictions require licenses, permits and other forms of approval for gaming devices. Most, if not all, jurisdictions also require licenses, permits and documentation of suitability, including evidence of financial stability, for the manufacturers and distributors of such gaming devices and for their officers, directors, major shareholders and key personnel. Our failure to obtain regulatory approval in any jurisdiction will prevent us from distributing our product and generating revenue in that jurisdiction.

Obtaining requisite approvals is a time-consuming and costly process and cannot be assured. Although a manufacturer of gaming devices may pursue entity regulatory approval with regulators of tribal casinos at the same time that it pursues regulatory approval for its gaming devices, states that license commercial casinos, such as Nevada, require that a manufacturer obtain entity regulatory approval before seeking approval for its gaming devices. In addition, because the PokerPro™ system is an innovative product, we expect that some regulatory authorities will be uncertain as to how to classify it. We expect that this uncertainty will result in additional time and expense associated with obtaining necessary regulatory approvals. Even after incurring significant time and expense seeking such regulatory approvals, we may not be able to obtain them.

We are currently registered to manufacture and distribute the PokerPro™ system to casinos that are located on the tribal property of the Seminole Tribe of Florida. The Chickasaw Nation has also granted us a temporary license to market and sell the PokerPro™ system for use in the 11 casinos it operates in Oklahoma, pending the complete review of our application with the Chickasaw Nation. Our current registration and any other registrations, licenses, approvals or findings of suitability that we may obtain may be revoked, suspended or conditioned. The revocation or denial of a license in a particular jurisdiction means that we cannot distribute the PokerPro™ system in that jurisdiction, and could adversely affect our ability to obtain or maintain licenses in other jurisdictions.

Gaming devices are regulated at the Federal level by the Federal Gambling Devices Act of 1962 (the “Johnson Act”). We believe the Johnson Act does not apply to the use of the PokerPro™ system by tribal casinos because several court decisions have held that electronic aids to permitted Class II gaming devices under the Indian Gaming Regulatory Act of 1988 (the “IGRA”) are not prohibited by the Johnson Act. However, there is no guarantee that our belief is correct. These court decisions have focused on the use by tribal casinos of electronic aids to bingo. We are not aware of any court or regulatory body that has considered how the Johnson Act applies to the PokerPro™ system or any other form of electronic poker table. The Department of Justice, the primary law enforcement entity responsible for enforcing the Johnson Act, has traditionally taken a broad view as to what constitutes a gambling device prohibited by the Johnson Act. It is possible that the Department of Justice may institute criminal and civil proceedings against us and that a court may rule that the Johnson Act prohibits the use of the PokerPro™ system by tribal casinos unless the tribe and state have entered into an appropriate tribal-state compact. Any such proceedings could interfere with our ability to obtain regulatory approvals in other jurisdictions.

If we fail to obtain a necessary registration, license, approval or finding of suitability in a given jurisdiction, we would likely be prohibited from distributing our PokerPro™ system in that jurisdiction. In addition, some jurisdictions require license holders to obtain government approval before engaging in some transactions, such as business combinations, reorganizations, stock offerings and repurchases. We may not be able to obtain all necessary registrations, licenses, permits, approvals or findings of suitability in a timely manner, or at all. Our failure to obtain in a timely manner necessary regulatory approvals in jurisdictions that are material to us, whether individually or in the aggregate, would have a material adverse effect on our net revenue and delay or prevent market acceptance of the PokerPro™ system. See “Description of Our Business – Gaming Regulations and Licensing.”

Gaming authorities have not determined that any of our officers or Directors, other than our Chairman, are suitable and the inability of an officer, Director or significant shareholder to obtain a determination of suitability in a jurisdiction may adversely affect the introduction of PokerPro™ in that jurisdiction.

Gaming authorities in some jurisdictions may investigate any individual who has a material relationship with us and any of our shareholders to determine whether the individual or shareholder is suitable to those gaming authorities. Other than our Chairman, Lyle Berman, who has been found suitable by various gaming authorities as a result of regulatory approvals of other companies with which he is associated, none of our officers, Directors or significant shareholders have been found suitable by any gaming authority. If a gaming authority in any jurisdiction fails to find any of our officers, Directors or significant shareholders suitable, we may be prohibited from leasing, licensing or selling the PokerPro™ system in that jurisdiction.

A finding of suitability is generally determined based upon a myriad of facts and circumstances surrounding the entity or individual in question and many gaming authorities have broad discretion in determining whether a particular entity or individual is suitable. We are unaware of circumstances that would categorically prevent a gaming authority from finding any of our officers, Directors or significant shareholders suitable.

Gehrig “Lou” White, our Chief Executive Officer, a director and holder of approximately 26% of our common stock (assuming the sale of 2,000,000 shares in the offering) intends to disclose in applications for the determination of suitability to be filed with gaming authorities that the Internal Revenue Service (the “IRS”) has recently completed an examination of his 2000 Federal individual income tax return and is currently examining his 2001 Federal income tax return. The IRS previously issued an examination report showing a proposed income tax deficiency for Mr. White’s 2000 Federal income tax return of $410,215 (plus additional interest and penalties attributable to that underpayment of tax) based on a disallowance of certain deductions for charitable contributions Mr. White made to a foundation he established and mortgage interest Mr. White paid to Legacy Capital, LLC, an affiliate of Merrill Scott & Associates, Ltd. (“Merrill Scott”). Merrill Scott is an investment advisor that was placed under receivership in 2002 by the U.S. Securities and Exchange Commission (the “SEC”) for violations of a variety of Federal securities laws in connection with fraud and misappropriations of clients funds by the firm through a scheme in which it obtained funds from its clients seeking above-market returns and other benefits. Mr. White is currently appealing the IRS’s proposed income tax deficiency. The IRS examination of Mr. White’s 2001 Federal tax return is still ongoing. In his original 2001 Federal tax return, Mr. White claimed deductions relating to a partnership investment he made after receiving advice from a law firm. The law firm subsequently informed Mr. White that the IRS had challenged the tax treatment of the investment structure and that he should file an amended return. Mr. White then filed an amended Federal income tax return for 2001 eliminating the deductions relating to the partnership investment. He also paid the Federal income taxes resulting from the elimination of such deductions. Mr. White anticipates that the IRS will issue a notice of deficiency that assesses additional income taxes as the result of disallowing deductions for tax advice in connection with the partnership investment transaction and an accuracy penalty in connection with the losses claimed with respect to that investment. Due to the broad discretionary powers of gaming authorities, it is unknown what effect the IRS examinations of Mr. White’s Federal income tax returns may have on Mr. White’s applications for a determination of suitability.

If any of our officers, Directors or significant shareholders is not found suitable in a jurisdiction requiring a finding of suitability, we would be prevented from leasing, licensing or selling the PokerPro™ system in that jurisdiction as long as the individual or entity in question remained an officer, Director, or a significant shareholder. Such an occurrence would likely delay our introducing the PokerPro™ system into such jurisdiction or prevent us from introducing the system in such jurisdiction altogether. Depending on how material such jurisdiction is to our plan of operations, failure to obtain such findings of suitability could have a material adverse affect on our result of operations. In addition, a finding that one of our officers, Directors or significant shareholders is not suitable in any jurisdiction may hinder our ability to obtain necessary regulatory approvals in other jurisdictions. Conversely, however, a finding of suitability by one or more gaming authorities does not ensure that similar suitability determinations will be obtained from any other gaming authorities.

Although we have the ability to terminate the employment of an officer or remove a Director in the event that such officer or Director fails to be found suitable, such termination or removal would disrupt the management of our company, may trigger severance provisions under certain employment agreements, and would likely have an adverse affect on our business and the results of our operations. In addition, the removal of a Director under the provisions of our charter documents may be delayed if such removal requires action on the part of our shareholders at a special shareholders’ meeting. Our Amended and Restated Articles of Incorporation provide that we may redeem at fair market value any or all shares of our capital stock held by any person or entity whose status as a shareholder, in the opinion of our Board of Directors, jeopardizes the approval, continued existence, or renewal of any Federal, state, local or tribal license we hold. However, we may not have the funds available for such a redemption, especially if the shareholder in question holds a significant amount of our stock. We have not determined what action we would take in such event. We will also be prevented from effecting such a redemption if it would violate North Carolina law.

Because there are few significant barriers to entry to the market for our products, we could face substantial competition, which could reduce our market share and negatively impact our net revenue.

There are a number of companies that offer poker-related entertainment or manufacture and distribute automated gaming machines. Most of these companies have greater financial resources than we have. Although we are unaware of any competitors offering automated poker tables such as ours, the costs of entry into the markets for competitive products are low, and there are few significant barriers to entry. The primary barriers to entry, some of which we are still in the process of overcoming, are the establishment of relationships with the owners and operators of casinos and card clubs, the receipt of necessary regulatory approvals and the development of the technology necessary to create an automated poker table. However, we anticipate that our potential competitors will include manufacturers of gaming devices that have already established such relationships and that have received some, if not all, of the regulatory approvals that would be required to market and sell automated poker tables in our target markets. In addition, most of these companies have greater financial resources than we have. Therefore, we anticipate that the barriers to entry discussed above would not pose a significant obstacle for such manufacturers if they sought to compete with us.

Due to the limited barriers to entry, we believe that the early establishment of market share is a key factor in our plan of operations, especially given the finite market for the PokerPro™ system. If we are unable to obtain significant early market presence or we lose market share to our competitors, it may cause us to reduce the price at which we lease or sell the PokerPro™ system, which would materially affect our net revenue. There are many companies who could introduce directly competitive products in the short term that also have established relationships, the potential to develop technology quickly and greater resources than we have. See “Description of Our Business – Competition.”

We compete in a single industry, and our business would suffer if demand for gaming in general, or poker in particular, decreases.

We expect to derive substantially all of our revenues from the leasing, licensing, and sale of the PokerPro™ system and from providing related maintenance and support services. Although the popularity of poker in particular and gaming in general has recently been growing in the United States and abroad, gaming has historically experienced backlash from various constituencies and communities. Public tastes are unpredictable and subject to change and may be affected by changes in the country’s political and social climate. A change in public tastes or a backlash among certain constituencies or in certain communities could result in reduced popularity of poker or increased regulation of the gaming industry, either of which could significantly reduce demand for the PokerPro™ system.

Moreover, the market for the PokerPro™ system is limited; according to Casino City Press, there are approximately 3,900 poker tables in the United States and approximately 2,000 poker tables in other countries. Although we believe that this represents a significant opportunity for the PokerPro™ system, the number of venues in which the PokerPro™ system can be placed is finite, and the number of jurisdictions in which gaming is legal is limited.

If we fail to protect our intellectual property rights, competitors may be able to use our technology, which could weaken our competitive position, reduce our net revenue and increase our costs.

We believe that our long-term success will depend to a large degree on our ability to protect the proprietary technology that we have developed or acquired or may develop or acquire in the future. We currently have applications for 27 patents pending before the U.S. Patent and Trademark Office which relate to various aspects of the PokerPro™ system. However, patent applications can take many years to issue and we can provide no assurance that any of these patents will be issued at all. If we are denied any or all of these patents, we may not be able to successfully prevent our competitors from imitating the PokerPro™ system or using some or all of the processes that are the subject of such patent applications. Such imitation may lead to increased competition within the finite market for the PokerPro™ system. Even if our pending patents are issued, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies. Although we intend to aggressively pursue anyone we reasonably believe is infringing upon our intellectual property rights, initiating and maintaining suits against third parties that may infringe upon our intellectual property rights will require substantial financial resources. We may not have the financial resources to bring such suits and if we do bring such suits, we may not prevail. Regardless of our success in any such actions, we could incur significant expenses in connection with such suits.

Third party claims of infringement against us could adversely affect our ability to market our products and require us to redesign our products or seek licenses from third parties.

We are susceptible to intellectual property lawsuits that could cause us to incur substantial costs, pay substantial damages or prohibit us from distributing the PokerPro™ system at all. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If the PokerPro™ system infringes a valid patent, we could be prevented from distributing the PokerPro™ system unless and until we can obtain a license or redesign it to avoid infringement. A license may not be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign the PokerPro™ system to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and we may not have the financial and human resources to defend ourselves against any infringement suits that may be brought against us. See “Description of Our Business – Description of Owned Intellectual Property,” “Description of Our Business – Description of Licensed Intellectual Property” and “Description of Our Business—Legal Matters.”

Defects in, and fraudulent manipulation of, the PokerPro™ system could reduce our revenue, increase our costs, burden our engineering and marketing resources, involve us in litigation and adversely affect our gaming licenses.

Our success will depend on our ability to avoid, detect and correct software and hardware defects and prevent fraudulent manipulation of the PokerPro™ system. The PokerPro™ system is subject to rigorous internal testing, and will be subject to additional testing by regulators in certain gaming jurisdictions. We may not be able to build and maintain products that are free from defects or manipulations and that satisfy these tests. Although we have taken steps to prevent defects and manipulations, the PokerPro™ system could suffer such defects and manipulation after it has been widely distributed.

Although we do not believe it is likely, it is possible that an individual could breach the security systems of a casino or card club, gain access to the server on which the PokerPro™ system operates and fraudulently manipulate its operations. The occurrence of such fraudulent manipulation or of defects or malfunctions could result in financial losses for our customers and in turn termination of leases, cancellation of orders, product returns and diversion of our resources. Even if our customers do not suffer financial losses, casinos and card clubs may replace the PokerPro™ system if it does not perform according to expectations. Any of these occurrences could also result in the loss of or delay in market acceptance of the PokerPro™ system and loss of licenses, leases and sales.

In addition, the occurrence of defects in, or fraudulent manipulation of, the PokerPro™ system and its associated software may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other disciplinary action by regulatory authorities that could include suspension or revocation of our regulatory approvals.

The use of the PokerPro™ system could result in product liability claims that could be expensive and that could damage our reputation and harm our business.

Our business exposes us to the risk of product liability claims. Subject to contractual limitations, we will face financial exposure to product liability claims if the PokerPro™ system fails to work properly and causes monetary damage to either poker players or casinos and card clubs. In addition, defects in the design or manufacture of the PokerPro™ system might require us to recall each PokerPro™ system that has been leased. Although we maintain product liability insurance, the coverage limits of policies available to us may not be adequate to cover future claims. If a successful claim brought against us in excess or outside of our insurance coverage, we may be forced to divert resources from the development of the PokerPro™ system, the pursuit of regulatory approvals and other working capital needs in order to satisfy such claims.

The loss of the services of our Chairman, Chief Executive Officer, President or other key employees, or the failure to attract additional key individuals, would materially adversely affect our business.

Our success depends on the continued services of Lyle Berman, who serves as the Chairman of our Board of Directors. Although they have limited experience in the gaming industry, we believe that due to their leadership in the development of our business, our success also depends on Gehrig “Lou” White, who has served as our Chief Executive Officer since our inception, and James Crawford, who has served in an executive officer capacity since our inception and who currently serves as our President and Secretary. Our success will also depend on retention of other key management executives who have been instrumental in our development thus far, and on our ability to attract and retain employees to complete the development of enhancements to the PokerPro™ system and to market it throughout the United States.

Mr. Berman is the Executive Chairman of WPT Enterprises, Inc., the operator of the World Poker Tour. We hope to develop business relationships from introductions to strategic partners in the gaming industry that we believe Mr. Berman can facilitate. Mr. Berman is under no obligation to facilitate such introductions and if our relationship with Mr. Berman is terminated or impaired, we may not be able to develop such business relationships, which could delay market acceptance of the PokerPro™ system and otherwise have a material adverse effect on our business.

We have not entered into an employment agreement or non-competition agreement with either Mr. White or Mr. Crawford. Therefore, either may terminate their employment with us at any time and immediately use certain information and contacts they obtained from their employment with us to compete with our business. The loss of Mr. White, Mr. Crawford or our other senior executives or an inability to attract or retain other key individuals could materially adversely affect us. Growth in our business depends, to a large degree, on our ability to retain and attract such employees. We seek to compensate and incentivize our key executives, as well as other employees, through competitive salaries, stock ownership and bonus plans, but these programs may not be sufficient to allow us to retain key employees or hire new employees.

Our management team’s limited experience in this market could increase costs, hamper our marketing strategies and delay our expansion.

We have not yet demonstrated that we are able to implement our business plan fully or in a timely manner. The limited experience of our management team in the gaming industry and the market for automated game technology could result in increased operating and capital costs, difficulties in executing our operating and marketing strategies and delays in our expansion strategy. Our management team also has limited experience with the process of obtaining the regulatory licenses, certifications and approvals that we will need in order to market and distribute the PokerPro™ system in additional jurisdictions. We may not successfully address any or all of the risks posed by this limited experience, and our failure to do so could seriously harm our business and operating results.

If we fail to manage our expected growth, our business and operating results could be harmed.

Although we have not received significant operating revenue, we have experienced and expect to continue to experience rapid growth in our headcount and operations, placing significant demands on our operational and financial infrastructure. We intend to increase the number of our employees substantially in the next 12 months to further our research and development and sales efforts and to meet our administrative needs. If we do not effectively manage our growth, our ability to develop and market the PokerPro™ system could suffer, which could negatively affect our operating results. To manage our expected growth effectively, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If required improvements are not implemented successfully, our ability to manage our expected growth will be impaired and we may have to make significant additional expenditures to address these issues.

Our success will depend on the reliability and performance of third party manufacturers and suppliers.

Although we currently manufacture the PokerPro™ system from component parts obtained from third party suppliers, we expect that when development of the PokerPro™ system is complete, we will retain third party manufacturers to complete all phases of manufacturing. Should the selected manufacturers not be able to meet our requirements, we would be significantly hampered from serving our customers and may miss revenue-generating opportunities. We currently obtain the touch screen monitors for the PokerPro™ system from a single supplier. While changing suppliers for this component is not impossible, doing so would require significant time and effort on the part of our management team and may cause us to miss revenue-generating opportunities until we are able to obtain touch screen monitors from a new supplier. In addition, the supply of the liquid crystal display for the PokerPro™ system is uncertain and subject to significant backlogs from time to time due to spikes in general demand for such displays. We compete with other companies for the production capacity of third party suppliers for these displays and for other components. Certain of these competing companies have substantially greater financial and other resources than we have and thus we may be at a competitive disadvantage in seeking to procure production capacity. Our inability to contract with third party manufacturers and suppliers to provide a sufficient supply of our products on acceptable terms and on a timely basis could negatively impact our relationships with existing customers and cause us to lose revenue-generating opportunities with potential customers.

Our failure to obtain any necessary additional financing would have a material adverse effect on our business.

Although initially we intend to lease the hardware components of the PokerPro™ system to customers under operating leases, in the future we may sell customers such components. Until such time as we are able to sell such hardware components to our customers, our ability to lease the PokerPro™ system to our customers on a large scale may require us to obtain additional financing necessary for the manufacture of such hardware components. Such financing may not be available on terms that are favorable to us, or at all. Our inability to obtain such financing on terms that allow us to lease the PokerPro™ system profitably would hamper our ability to distribute PokerPro™ systems on a large scale and may therefore delay our ability to obtain significant early market presence as well as market acceptance of the PokerPro™ system.

In addition, if our revenue is less than we anticipate or if we incur unforeseen expenses, we may need to seek additional equity or debt financing. We may not be able to obtain such additional equity or debt financing when we need it or at all. Even if such financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements. If we require, but are unable to obtain, sufficient additional financing in the future we may be unable to develop the PokerPro™ system, further protect our intellectual property sufficiently, meet customer demand for PokerPro™ systems or withstand adverse operating results. More importantly, if we are unable to raise further financing when required, our continued operations may have to be scaled down or even ceased and our ability to generate revenues would be negatively affected.

A decline in general economic conditions would have a greater material adverse affect on our business than on other businesses.

The demand for entertainment and leisure activities, including gaming activities like poker, tends to be highly sensitive to consumers’ disposable incomes. Therefore, a decline in general economic conditions would have more of a material adverse effect on our business, operating results and financial condition and the price of our common stock than on other businesses that are not as dependent on consumers’ disposable incomes.

If the network infrastructure of certain of the casinos in which the PokerPro™ system is or will be installed proves unreliable, market acceptance of the PokerPro™ system would be materially and adversely affected.

We expect to enter into agreements with customers that operate casinos and card clubs in more than one location. In such cases, we anticipate that our agreement with such customer will provide that such customer will be responsible for providing at its expense a dedicated high-speed connection between the tables comprising the PokerPro™ system in the various locations operated by the customer to a remote central server supporting such tables. Failures or disruptions of a customer’s dedicated high-speed connection that result in the stoppage of play or in reduced performance of the PokerPro™ system could reduce players’ gaming experience, adversely affect the casinos’ or card clubs’ satisfaction with automated gaming devices in general and delay or prevent market acceptance of the PokerPro™ system.

Risks Related to This Offering

We may allocate the net proceeds from this offering in ways with which you may not agree.

We expect that the net proceeds from this offering will be approximately $19.63 million after deducting the underwriting discount and commissions and estimated offering expenses payable by us. Management will retain broad discretion as to the use and allocation of these net proceeds, which allocation may be revised from time to time in response to certain contingencies discussed herein. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. See “Use of Proceeds.”

The concentration of our common stock ownership by our founders will limit your ability to influence corporate matters.

Assuming the sale of 2,000,000 shares in this offering, our three founders, Gehrig “Lou” White, James Crawford and Lee Lomax will together own approximately 49% of our common stock. Messrs. White, Crawford and Lomax will therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of Directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control will limit your ability to influence corporate matters and, as a result, transactions that are in the best interest of minority shareholders may be prevented or frustrated. In addition, such concentrated control could discourage others from initiating changes of control. As a result, the market price of our common stock could be adversely affected.

Our Board of Directors’ ability to issue “blank check” preferred stock and the anti-takeover provisions in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may depress the value of our common stock.

Our Amended and Restated Articles of Incorporation authorize 5,000,000 shares of “blank check” preferred stock. Our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval, subject to certain limitations on this power under the listing requirements of The Nasdaq Stock Market, Inc. (“Nasdaq”).

In addition, our Amended and Restated Articles of Incorporation generally provide that certain business combinations require only such shareholder approval as is required by law and our Amended and Restated Articles of Incorporation if the business combination is approved by at least a majority of the Continuing Directors, as defined in our Amended and Restated Articles of Incorporation, and the Board of Directors obtains an opinion of an investment banking firm that the business combination is fair to our shareholders. If a proposed business combination is not approved as described above, it generally must be approved by the affirmative vote of the holders of at least 60% of our voting securities.

Our Amended and Restated Bylaws also provide that a special meeting of shareholders may be called only by the Board of Directors and certain designated officers. Special meetings of shareholders may not be called by the shareholders. Our Amended and Restated Bylaws establish advance notice procedures for shareholder proposals and the nomination of candidates for election as directors. These provisions may preclude some shareholders from bringing matters before the shareholders at any annual or special meeting.

The authority of our Board of Directors to issue “blank check” preferred stock and the other anti-takeover measures we have adopted may in certain circumstances delay, deter or prevent takeover attempts that are in the best interest of minority shareholders and other changes in control of our company not approved by our Board of Directors. As a result, our shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our shareholders may also be affected. See “Description of Capital Stock.”

Since our common stock has not been publicly traded before this offering, the price of our common stock may be subject to wide fluctuations.

Before this offering, there was no public market for our common stock. The initial public offering price has been, due to our lack of operating history, arbitrarily determined based on negotiations between us and the

Underwriter. The market price of our common stock after the offering will likely vary from the initial offering price and is likely to be highly volatile and subject to wide fluctuations in response to the following factors, many of which are beyond our control. See “Underwriting.” These factors may include:

•	market acceptance of the PokerPro™ system;

•	variations in our operating results;

•	changes in the general economy or in the local economies in which PokerPro™ systems are operating;

•	the departure of the Chairman of our Board of Directors or of key executive officers;

•	the level and quality of securities analysts’ coverage for our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property and other proprietary rights;

•	changes in the Federal, state, local and tribal regulations to which we will be subject;

•	announcements by third parties of significant claims or proceedings against us; and

•	future sales of our common stock.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance.

You will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution. The dilution will be $8.60 per share in net tangible book value of common stock from the $11.00 per share initial public offering price, $8.36 per share if the Underwriter exercises its option to purchase additional shares. If outstanding options to purchase shares of common stock are exercised, there would be further dilution. See “Dilution” and “Management.”

A substantial number of shares will be eligible for future sale by our current shareholders and the sale of those shares could adversely affect our stock price.

Immediately following the sale of 2,000,000 shares of our common stock in this offering, our current shareholders will own approximately 78.34% of the outstanding shares of our common stock (approximately 75.88% if the Underwriter’s over-allotment option is exercised in full), and designated key employees, consultants and members of our Board of Directors will have the right to purchase approximately 4.24% of the outstanding shares of our common stock (approximately 4.11% if the Underwriter’s over-allotment option is exercised in full) through the exercise of immediately exercisable options (on a diluted basis that assumes such exercise).

We, our Directors, executive officers and certain other shareholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the Underwriter.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of September 30, 2005, upon completion of this offering, we will have outstanding 9,234,270 shares of common stock, assuming no exercise of the Underwriter’s over-allotment option. Of these shares, only the 2,000,000 shares of common stock sold in this offering will be freely tradable, without restriction, in the public market immediately following this offering.

Beginning 90 days after the effective date of this offering, an additional 312,405 shares of our common stock will be eligible for sale, subject to the volume, manner of sale and other limitations under Rule 144. After the lock-up agreements pertaining to this offering expire 180 days after the date of this prospectus, up to an additional 6,859,581 shares will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

Immediately after the completion of the offering, we intend to file a registration statement under the Securities Act covering the 1,625,000 shares of common stock issued or reserved for issuance under our 2004 Plan and 2005 Plan. This registration statement is expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitations, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Our right to redeem your shares of common stock in certain circumstances may result in our redemption of your shares at a lower price than you would otherwise be willing to accept.

Our Amended and Restated Articles of Incorporation provide that we may redeem any or all shares of common stock held by any person or entity whose status as a shareholder, in the opinion of our Board of Directors, jeopardizes the approval, continued existence or renewal of any regulatory approval we hold. The amount that we will pay for such redeemed shares will equal the highest closing price of our common stock, as reported on the Nasdaq National Market or other exchange or quotation service on which our common stock is then listed or quoted, during the 30 days immediately preceding the date on which notice of redemption is given. This provision may force you to sell your shares of common stock before you would choose to do so and may cause you to realize a loss on your investment.

We must implement additional and expensive finance and accounting systems, procedures and controls in order to satisfy public company reporting requirements, which will increase our costs and divert management’s time and attention.

We are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. As a development stage company with limited capital and human resources, we anticipate that more of our management’s time and attention will be diverted from our business to ensure compliance with these regulatory requirements than would be the case with a company that had established controls and procedures. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.

In the event we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, investors and others may lose confidence in the reliability of our financial statements and the trading price of our common stock and our ability to obtain any necessary equity or debt financing could suffer. In addition, in the event that our independent registered public accounting firm is unable to rely on our internal control over financial reporting in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we would be unable to file our Annual Report on Form 10-K or 10-KSB, as applicable, with the SEC, which could also adversely affect the trading price of our common stock and our ability to secure any necessary additional financing, and could result in the delisting of our common stock from the Nasdaq markets and our common stock would not be eligible for quotation on the Over-the-Counter Bulletin Board. Due to the lack of an active trading market, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

In addition, the new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on Board committees or as executive officers.

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.

We have never declared or paid any cash dividend on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment. If an active and liquid trading market does not develop, investors may not be able to sell their common stock at or above the initial public offering price or at the time they would like to sell.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based on our current expectations and projections about future events. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Our Business,” but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based on management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

Specific factors that may cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to:

•	our lack of operating history;

•	the market’s failure to accept the PokerPro™ system;

•	our inability to obtain regulatory approval for use of our products in casinos or card clubs;

•	our inability to obtain and enforce rights to the intellectual property comprising the PokerPro™ system;

•	claims that our technology infringes the intellectual property of others;

•	our inability to compete successfully with current or future competitors within our industry;

•	product liability claims regarding the PokerPro™ system;

•	our inability to retain our Chief Executive Officer or other key employees;

•	the termination or impairment of our relationships with key manufacturers or suppliers; and

•	a decline in general economic conditions or an adverse change in the political or social climate regarding gaming in general and poker specifically.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

CONVENTIONS AND ASSUMPTIONS USED IN THIS PROSPECTUS

Unless we indicate otherwise, all discussions of our financial information “since inception” or our financial information “to date” contained in this prospectus refer to our financial information for the period from August 22, 2003 (date of inception) through June 30, 2005. Unless we indicate otherwise, all of the information in this prospectus assumes that the Underwriter does not exercise its option to purchase up to an aggregate of 300,000 additional shares of our common stock within 45 days after the date of this prospectus to cover over-allotments.

We were initially organized as a North Carolina corporation named “National Card Club Corporation.” For a period of time, we owned a majority interest in an affiliated limited liability company called “PokerTek, LLC”. On July 27, 2004, PokerTek, LLC merged with and into National Card Club Corporation and we changed our name to “PokerTek, Inc.” Pursuant to this merger, the equity interests in PokerTek, LLC that we owned were cancelled and all other equity interests in PokerTek, LLC were converted into common stock in PokerTek, Inc., as described elsewhere in this prospectus. All references in this prospectus to “PokerTek,” “we,” “us,” “our company” or “our” refer to PokerTek, Inc. and PokerTek, LLC.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $19.63 million, after deducting approximately $2.37 million in underwriting discounts and commissions and estimated offering expenses payable by us. If the Underwriter exercises its over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $22.65 million.

We intend to use approximately $2.5 million of the net proceeds from this offering to continue the development of the PokerPro™ system and approximately $3.0 million of the net proceeds from this offering to pursue regulatory approvals. To continue the development of the PokerPro™ system, we intend to complete the development and testing of the software that will allow additional poker games that may be played on the PokerPro™ system, as well as enhance the PokerPro™ system’s player tracking and accounting system. We will use the remaining proceeds for general working capital purposes.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly, depending on a number of factors, such as the speed with which the market accepts the PokerPro™ system, the progress of our intellectual property development, our success in obtaining necessary regulatory approvals and the amount of cash used by operations. If the market accepts the PokerPro™ system more quickly than we expect, we could use more of the proceeds from this offering to manufacture PokerPro™ systems and less on pursuing regulatory approvals in new jurisdictions. If we encounter difficulty in obtaining necessary regulatory approvals, we would have to allocate more of such proceeds to obtaining such approvals and less on the manufacture of PokerPro™ systems. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Until we use the net proceeds of the offering, we intend to invest them in short term, interest-bearing securities.

DIVIDEND POLICY

We have not paid any dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. The payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend on such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005 and on a pro forma basis to reflect this offering based on the $11.00 per share initial public offering price and the application of the net proceeds of this offering as described under “Use of Proceeds.” You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes to the financial statements appearing elsewhere in this prospectus.

The table below does not reflect 812,500 shares of common stock issuable on the exercise of stock options under the 2004 Plan that were outstanding as of June 30, 2005. The 2005 Plan was adopted on July 29, 2005.

	June 30, 2005
	Actual	Pro Forma
	(Unaudited)
Loans Payable (1)	$326,043	$—

Stockholders’ Equity:
Common Stock, No Par Value —
Authorized 10,000,000 shares; 7,234,270 Issued and Outstanding, 9,234,270 As Adjusted (2)	—	—
Additional Paid-in Capital	5,084,591	24,717,582
Accumulated Deficit	(2,571,351)	(2,571,351)
Total Stockholders’ Equity	2,513,240	22,146,231

Total Capitalization	$2,839,283	$22,146,231

(1)	The loans were payable to the corporate predecessor of WPT Enterprises, Inc. in the amount of $185,090; to Gehrig “Lou” White, our Chief Executive Officer, in the amount of $65,482; and to Lee Lomax, a member of our Board of Directors, in the amount of $75,021. We have repaid all amounts owed under these loans. See “Certain Relationships and Related Transactions.”
(2)	We have adopted Amended and Restated Articles of Incorporation pursuant to which we increased the number of shares of common stock that we were authorized to issue from 10,000,000 to 100,000,000 and authorized the issuance of up to 5,000,000 shares of preferred stock, no par value, in one or more series, having such rights and preferences, privileges and restrictions as our Board of Directors may determine.

DILUTION

As of June 30, 2005, our net tangible book value was $2,513,240, or $0.35 per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock. Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 2,000,000 shares of common stock in this offering at the initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, but without adjusting for any other change in our pro forma net tangible book value after June 30, 2005, our pro forma net tangible book value would have been $22,146,231, or $2.40 per share. This represents an immediate increase in pro forma net tangible book value of $2.05 per share to our existing shareholders and immediate dilution of $8.60 per share to new investors purchasing shares at the public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of June 30, 2005:

Public Offering Price	$11.00
Net Tangible Book Value Before Offering	$.35
Increase in Pro Forma Net Tangible Book Value Attributable to New Investors	$2.05
Pro Forma Net Tangible Book Value After Offering	$2.40
Dilution in Pro Forma Net Tangible Book Value to New Investors	$8.60

The discussion and table above include 120,000 shares of common stock issued to a consultant for services rendered and assumes no exercise of outstanding stock options. As of June 30, 2005, there were 812,500 shares of common stock issuable on the exercise of outstanding stock options having a weighted average exercise price of $2.78. To the extent the options are exercised, there will be further dilution to new investors. The 2005 Plan was adopted on July 29, 2005, which authorizes the issuance of up to 812,500 shares of our common stock, plus up to 812,500 shares that were subject to outstanding awards under the 2004 Plan as of the effective date of the 2005 Plan that cease for any reason to be subject to such awards, up to a maximum of 1,625,000 shares of our common stock. In addition, on July 29, 2005, we adopted Amended and Restated Articles of Incorporation pursuant to which we increased the number of shares of common stock that we were authorized to issue from 10,000,000 to 100,000,000 and authorized the issuance of up to 5,000,000 shares of preferred stock, no par value, in one or more series, having such rights and preferences, privileges and restrictions as our Board of Directors may determine.

The following table sets forth as of June 30, 2005, the number of shares of common stock purchased, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at the initial public offering price of $11.00 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Shareholders	7,334,895	78.58%	$5,335,646	19.52%	$0.73
New Investors	2,000,000	21.42%	$22,000,000	80.48%	$11.00

Total	9,334,895	100.00%	$27,335,646	100.00%

The table above includes 120,000 shares of common stock issued to a consultant for services rendered and assumes the exercise of vested stock options held by our officers, directors and affiliates. The discussion and tables above assume no exercise of unvested stock options held by our officers, directors and affiliates or of vested or unvested stock options held by optionholders other than our officers, directors and affiliates.

SELECTED FINANCIAL DATA

The following selected financial data has been derived from audited financial statements for the years ended December 31, 2003 and 2004. The selected statement of operations data for the six-month periods ended June 30, 2004 and June 30, 2005 and the selected balance sheet data as of June 30, 2005, have been derived from our unaudited financial statements. The statement of operations data reflects our July 27, 2004 merger with PokerTek, LLC. The summarized pro forma as adjusted balance sheet data as of June 30, 2005 has been adjusted to reflect this offering at the initial offering price of $11.00 per share of common stock. The selected financial data set forth below should be read together with the financial statements and the related notes to those financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Statement of Operations Data:

	Year Ended December 31, 2004	Period from August 22, 2003 (date of inception) to December 31, 2003	Six Months Ended June 30,
			2005	2004
			(unaudited)
Revenues	$—	$—	$—	$—
Costs and Operating Expenses:

Costs of Product Sales	—	—	—	—
Selling, General and Administrative	454,989	—	614,634	76,438
Research and Development	476,583	64,975	976,917	51,158
Depreciation	306	—	6,627	—
Operating Loss	(931,878)	(64,975)	(1,598,178)	(127,596)

Interest Income, Net	6,041	—	17,639	—

Net Loss	$(925,837)	$(64,975)	$(1,580,539)	$(127,596)

Net Loss Per Common Share – Basic and Diluted (1)	$(0.16)	$(0.01)	$(0.23)	$(0.03)

Weighted Average Common Shares Outstanding – Basic and Diluted (1)	5,743,957	4,725,000	6,890,104	4,900,028

Balance Sheet Data:

	December 31,		June 30, 2005
	2004	2003	Actual	Pro Forma As Adjusted(2)
			(unaudited)
Current Assets	$1,353,576	$20,189	$2,919,749	$22,552,740
Total Assets	1,422,336	20,189	2,981,882	22,614,873
Current Liabilities	14,770	4,212	142,599	142,599
Long-Term Debt	326,043	80,952	326,043	—
Stockholders’ Equity (Deficit)	1,081,523	(64,975)	2,513,240	22,146,231

(1)	We were initially organized in August 2003 as a North Carolina corporation named “National Card Club Corporation.” From March 19, 2004 through July 27, 2004, we owned a majority interest in an affiliated limited liability company called “PokerTek, LLC.” On July 27, 2004, PokerTek, LLC merged with and into National Card Club Corporation and we changed our name to “PokerTek, Inc.” Pursuant to this merger, the equity interests in PokerTek, LLC that we owned were cancelled and all other equity interests in PokerTek, LLC were converted into common stock in PokerTek, Inc., as described elsewhere in this prospectus. The net loss per common share gives retroactive effect to the merger for the periods presented. As of December 31, 2003 and June 30, 2004, there were no outstanding options to purchase common stock. As of December 31, 2004, there were options to purchase an aggregate of 471,500 shares of our common stock outstanding and as of June 30, 2005, there were options to purchase an aggregate of 812,500 shares of our common stock outstanding. The options outstanding have no dilutive effect on Net Loss Per Common Share.
(2)	Data has been adjusted to reflect the receipt of the proceeds from this offering net of underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such net proceeds as described in “Use of Proceeds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were formed to develop and market the PokerPro™ system, an electronic poker table that provides a fully-automated poker-room environment, to tribal casinos, commercial casinos and card clubs. The PokerPro™ system is designed to increase casino revenue and security while helping to reduce the labor costs associated with poker rooms. Our limited testing of the PokerPro™ system has shown that by eliminating a live dealer, more hands of poker can be played in a given amount of time, increasing revenue generated by the rake. In addition, the elimination of a live dealer allows casinos and card clubs to avoid the labor costs of using a live dealer to operate a poker table. The PokerPro™ system is also designed to improve players’ gaming experience by eliminating dealer and player mistakes, eliminating the need for dealer tipping and by providing players with automated game information not available at poker tables operated by live dealers, such as chip stack calculation, pot calculation and the ability to view previous hands played.

We have generated nominal operating revenue and have a history of losses since our inception in August 2003. We incurred a net loss of $925,837 in the fiscal year ended December 31, 2004, or approximately $0.16 per basic and diluted share. For the six-month period ended June 30, 2005, we incurred a net loss of $1,580,539, or approximately $0.23 per basic and diluted share. Effective September 1, 2005, we entered into a definitive agreement with the Seminole Tribe of Florida pursuant to which we granted the tribe a non-exclusive, non-transferable license to operate three PokerPro™ systems at the Seminole Hard Rock Hotel and Casino in Hollywood, Florida. Our agreement with the Seminole Tribe of Florida was entered into on a month-to-month basis. Notwithstanding this agreement, our business has only recently begun and we must enter into additional definitive agreements with customers before we generate significant operating revenue.

We are currently registered as an approved vendor to distribute the PokerPro™ system to the six casinos located on the tribal property of the Seminole Tribe of Florida. The Chickasaw Nation has also granted us a temporary license to market and sell the PokerPro™ system for use in the 11 casinos it operates in Oklahoma, pending the complete review of our application with the Chickasaw Nation. To implement our business plan and generate revenue from other sources, we must obtain regulatory approvals in many additional jurisdictions. We may not receive any such regulatory approvals. Due to this and a variety of other factors, many of which are discussed in this prospectus under “Risk Factors” beginning on page 5, we may be unable to generate significant revenues or margins, control operating expenses or achieve or sustain profitability in future years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Results of Operations for the Six Months Ended June 30, 2005 Compared to the Six Months Ended June 30, 2004

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $538,196 to $614,634 during the first six months of 2005, from $76,438 during the first six months of 2004. This increase was primarily the result of the addition of personnel and infrastructure to support our growth strategy.

Research and Development Expenses. Research and development expenses increased by $925,759 to $976,917 during the first six months of 2005, from $51,158 during the first six months of 2004. The increase was primarily the result of expenses incurred to develop the PokerPro™ system.

Depreciation. Depreciation increased from $0 for the first six months of 2004 to $6,627 for the first six months of 2005. This increase was related to equipment capitalized in December 2004.

Net Interest Income. Net interest income increased from $0 for the first six months of 2004 to $17,639 for the first six months of 2005. The net interest income relates to the interest earned from cash and cash equivalents.

Results of Operations for the Year Ended December 31, 2004 Compared to the Period from August 22, 2003 (date of inception) to December 31, 2003

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $0 during the period from August 22, 2003 (date of inception) to December 31, 2003 to $454,989 for the year ended December 31, 2004. This increase was primarily the result of the addition of personnel and infrastructure to support our growth strategy.

Research and Development Expenses. Research and development expenses increased by $411,608 to $476,583 for the year ended December 31, 2004 from $64,975 for the period from August 22, 2003 (date of inception) to December 31, 2003. The increase was the result of a significant increase in research and development activity related to the PokerPro™ system.

Depreciation. Depreciation increased from $0 for the period from August 22, 2003 (date of inception) to December 31, 2003, to $306 for the year ended December 31, 2004. The depreciation related to equipment capitalized in December 2004.

Net Interest Income. Net interest income increased from $0 for the period from August 22, 2003 (date of inception) to December 31, 2003, to $6,041 for the year ended December 31, 2004. The interest income relates to the interest earned from the cash and cash equivalents.

Liquidity and Capital Resources

Since our inception, we have funded our startup costs, operating costs and capital expenditures through loans from our principals and from issuances of our common stock. We have repaid all such loans.

For the year ended December 31, 2004, we incurred a net loss of $925,837 and used $934,407 of cash in operating activities. At December 31, 2004, we had an accumulated deficit of $990,812. For the six months ended June 30, 2005, we realized a net loss of $1,580,539 and used $1,797,295 of cash in operating activities. At June 30, 2005, we had an accumulated deficit of $2,571,351. The generation of cash flow sufficient to meet our cash needs depends on the continued development of the PokerPro™ system and our obtaining the regulatory approvals required to lease and license it and successfully market it to tribal casinos, card clubs and commercial casinos.

Our current cash requirements are approximately $400,000 per month, principally for salaries, professional services, marketing, office expenses and the purchase of the hardware components for PokerPro™ systems. Beginning in the third quarter of 2005, we anticipate that our cash requirements will increase to approximately $500,000 to $750,000 per month as a result of our expected growth and the need to manufacture PokerPro™ systems to meet anticipated demand.

Based on our cash flow projections, we expect that the proceeds of the offering and anticipated revenues will be sufficient to support our operations for at least 12 months and into the foreseeable future and we do not expect to have to raise additional capital in the six months following the date of this prospectus. However, if sales of the PokerPro™ system do not meet our projections or our expenses exceed our expectations, then we may need to raise additional funds through additional public or private offerings of our securities or through a credit facility. In such event, if we are unable to secure additional funds on a timely basis or at all, our financial condition would be adversely affected.

We expect to generate revenue from licensing the rights to use the software necessary to operate the PokerPro™ system and from providing maintenance and support services to customers that license the PokerPro™ system. Although initially we intend to lease the hardware components of the PokerPro™ system to customers under operating leases, in the future we may sell customers such components. Until such time as we are able to sell such hardware components to our customers, our ability to lease the PokerPro™ system to our customers on a large scale may require us to obtain additional financing for the manufacture of such hardware components. Such financing may not be available on terms that are favorable to us, or at all. Our inability to obtain such financing on terms that allow us to lease the PokerPro™ system profitably would hamper our ability to distribute PokerPro™ systems on a large scale and may therefore delay our ability to obtain significant early market presence as well as market acceptance of the PokerPro™ system.

Based on the initial public offering price of $11.00 per share of common stock, we estimate that the net proceeds to us from this offering will be approximately $19.63 million, after deducting approximately $2.37 million in underwriting discounts and commissions and estimated offering expenses payable by us. If the Underwriter exercises its over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $22.65 million, after deducting approximately $2.65 million in underwriting discounts and commissions and estimated offering expenses payable by us.

Contractual Commitments

The table below sets forth our known contractual obligations as of December 31, 2004:

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1 - 3 years	4 - 5 years		After 5 years
Long-Term Debt Obligations	$326,043		$140,953	(1)	$—	$185,090	(2)	$—
Operating Lease Obligations	516,502	(3)	68,613		209,436	204,453		34,000
Total	$842,545		$209,566		$209,436	$389,543		$34,000

(1)	This debt was owed to Gehrig “Lou” White and Lee Lomax and has been repaid in its entirety. See “Certain Relationships and Related Transactions.”
(2)	We have repaid this debt in its entirety.
(3)	We entered into a five-year lease for our current office space in May 2005. The amount paid per month under the lease is $8,500. The amount set forth in the table above assumes that we remain in our current office space and make monthly lease payments of $8,500 through May 2010.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to the valuation of equity awards issued. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 1 to our financial statements appearing elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition. We generate revenue from licensing the rights to use the software necessary to operate the PokerPro™ system and from providing maintenance and support services to customers that license the PokerPro™ system. Although initially we intend to lease the hardware components of the PokerPro™ system to customers under operating leases, in the future we may sell customers such components. We intend to recognize revenue in accordance with Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition (as amended by SOP No. 98-4 and SOP No. 98-9).

We intend to recognize revenue on sales of the PokerPro™ system, net of rebates, discounts and allowances, when persuasive evidence of an agreement exists, the sales price is fixed or determinable, the PokerPro™ system is delivered and collectibility is reasonably assured. We intend to recognize revenue generated under operating leases when collectibility is reasonably assured. We anticipate that lease agreements will be based on either a fixed monthly fee or a pre-determined percentage of the monthly net win of each PokerPro™ system.

If multiple product deliverables are included under a sales or license agreement, we intend to allocate revenue to each product based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition.

We intend to recognize revenue from maintenance and support services ratably over the term of the software support services agreement. We intend to recognize any revenues from professional services not essential to the customers’ use of the software under time-and-materials-based agreements as services are performed.

Research and development. All employee and product costs associated with the development of our products are expensed until technological feasibility is reached. Technological feasibility is established when a product design and a working model of the software product have been completed and the completeness of the working model and its consistency with the product design have been confirmed by testing.

Capitalized Software. We expense internally-developed software costs in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Research and development costs relating principally to the design and development of products are expensed as incurred.

Equity-based compensation. We account for our stock-based employee compensation awards in accordance with FASB’s SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under SFAS No. 123, we value stock options issued based upon the Black-Scholes option-pricing model and recognize this value as an expense over the period in which the options vest. Based on the Black-Scholes model, we recorded $11,271 and $6,343 of compensation expense during 2004 and the six months ended June 30, 2005, respectively. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under the fair value method, compensation costs are measured using an option-pricing model and are amortized over the estimated life of the option, which is generally 10 years, with option forfeitures accounted for at the time of the forfeiture, and all amounts are reflected net of tax.

For purposes of determining the exercise price for our options, we have generally based the fair market value of our common stock on the offering price used in the most recent private placement of our common stock preceding the grant date of such options. The offering prices with respect to these private placements were determined by arm’s-length negotiations with unaffiliated investors in such private placements. The factors and assumptions upon which such offering prices were based include the development of the PokerPro™ system, the development of our intellectual property and negotiations with potential customers.

Due to our limited operating history and nominal operating revenue and non-cash assets, we believe that using conventional valuation methodologies to determine the fair market value of our common stock, such as methodologies based on our revenue or assets, would result in a fair market value significantly less than the fair market value determined by our Board of Directors. For the same reasons, our Board of Directors determined not to retain an independent valuation specialist to determine the fair market value of our common stock. Between July 2004 and February 2005, our Board of Directors did not revise its determination of the fair market value of our common stock, because there was no substantial change in our business during that period that would have justified such an increase. As of February 2005, we had yet to receive any operating revenue or enter into a binding agreement with a customer.

In March 2005, our Board of Directors determined that the fair market value of our common stock had increased from $2.67 per share to $5.58 per share, based on the negotiated offering price for a private placement of our common stock that closed in April 2005. As a result, options issued from March 2005 through May 2005 had an exercise price of $5.58 per share. In August 2005, our Board of Directors determined that the fair market value of our common stock had increased from $5.58 per share to $11.00 per share, based on the receipt of our initial operating revenue and the progress of negotiations with potential customers. As a result, options issued in August 2005 had an exercise price of $11.00 per share. In addition, our Board of Directors amended the terms of certain options granted in July 2005 to increase the exercise price of such options from $5.58 per share to $11.00 per share.

Income Taxes. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The accounting for income taxes involves significant judgments and estimates and deals with complex tax regulations. The recoverability of certain deferred tax assets is based in part on estimates of future income and the timing of temporary differences, and the failure to fully realize such deferred tax assets could result in a higher tax provision in future periods.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS No. 151”). SFAS No. 151 requires that fixed production costs be allocated to inventory based on the normal capacity of production facilities and that unallocated overheads be recognized as an expense in the periods in which they are incurred. In addition, other items such as abnormal freight, handling costs and amounts of excess spoilage require treatment as current-period charges rather than a portion of the inventory cost. SFAS No. 151 is effective for inventory costs incurred during periods beginning after June 15, 2005. We are currently assessing the requirements of the standard, which will be adopted effective January 1, 2006, but we do not believe that its adoption will have a material impact, if any, on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Share Based Payment (“SFAS No. 123(R)”), which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments. SFAS No. 123(R) replaces existing requirements under SFAS No. 123 and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. The provisions for SFAS No. 123(R) are effective for us on January 1, 2006. We are currently assessing the financial statement impact of adopting SFAS No. 123(R).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial instruments are limited to cash and cash equivalents. Our main investment objective is the preservation of capital. We do not use derivative instruments for speculative or investment purposes. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of June 30, 2005, the carrying value of our cash and cash equivalents approximates fair value. We may in the future obtain marketable debt securities (principally consisting of commercial paper, corporate bonds and government securities) having a weighted average duration of one year or less. Consequently, such securities would not be subject to significant interest rate risk.

DESCRIPTION OF OUR BUSINESS

Overview of Our Business

We were formed to develop and market the PokerPro™ system, an electronic poker table that provides a fully-automated poker-room environment, to tribal casinos, commercial casinos and card clubs. Poker is one of several card games in which two or more players strategically bet against each other. Many casinos and “card clubs” operate poker rooms that typically consist of tables at which up to 10 players play any of several types of poker against the other players at the table. A dealer employed by the casino or card club is responsible for dealing cards, calculating bets, collecting the “rake”, which is the amount the casino or card club charges for each hand of poker, and distributing payouts. Unlike most other games played at a casino, where the casino may win the full amount of a player’s bet, the casino or card club’s revenue from the poker room is limited to the rake.

Poker’s popularity has surged in recent years. The American Gaming Association reports that based on a 2005 poll, the number of American adults who have played poker in the past 12 months has increased by more than 50% compared to the same poll taken in 2004. However, because the poker room’s revenue is limited to the rake and because of the labor costs associated with using live dealers at each poker table, operating a poker room at a casino or card club is currently less profitable than other forms of gaming offered in a casino or card club. As a result, expanding or in some cases continuing the allocation of floor space to the poker room to support the potential influx of new customers is a difficult economic decision.

The PokerPro™ system is designed to increase casino revenue while helping to reduce the labor costs associated with poker rooms. Our limited testing of the PokerPro™ system has shown that by eliminating a live dealer, more hands of poker can be played in a given amount of time, thereby increasing revenue generated by the rake. In addition, the elimination of a live dealer allows casinos and card clubs to avoid the labor costs of using a live dealer to operate a poker table. The PokerPro™ system is also designed to improve players’ gaming experience by eliminating dealer and player mistakes, eliminating the need for dealer tipping and by providing players with automated game information not available at poker tables operated by live dealers. We have also designed the PokerPro™ system to increase security in casinos by eliminating the potential for collusion between a player and a live dealer. In addition, because the PokerPro™ system provides automated information on bets placed and hands played that is not available with tables operated by live dealers, we believe it will increase security by assisting casinos in identifying potential collusion between players.

We are currently registered as an approved vendor to distribute our PokerPro™ system to the six casinos located on the tribal property of the Seminole Tribe of Florida. On May 24, 2005, we installed one PokerPro™ system at the Seminole Hard Rock Hotel and Casino in Hollywood, Florida on a trial basis in order to evaluate the performance of the PokerPro™ system. Based on the results of this trial period, the Seminole Tribe of Florida requested that we install a second table on a trial basis, which we did on June 15, 2005. We were pleased with the PokerPro™ system’s performance, as the PokerPro™ systems only had to be taken out of service to address software errors for four of the thirty-six days that were evaluated. Based on this trial period, we are installing two PokerPro™ systems for testing at the Seminole Hard Rock Hotel and Casino in Tampa, Florida. In July 2005, the Seminole Tribe of Florida began paying us $6,000 per month for each PokerPro™ system table installed pursuant to an informal month-to-month agreement pending negotiation of a more definitive agreement. So far, we have received $24,000 in operating revenue from the Seminole Tribe of Florida. Effective September 1, 2005, we entered into a definitive agreement with the Seminole Tribe of Florida pursuant to which we granted the tribe a non-exclusive, non-transferable license to operate three PokerPro™ systems at the Seminole Hard Rock Hotel and Casino in Hollywood, Florida. Our agreement with the Seminole Tribe of Florida was entered into on a month-to-month basis.

Other than with respect to our agreement with the Seminole Tribe of Florida, we expect to generate revenue from licensing the rights to use the software necessary to operate the PokerPro™ system and from providing maintenance and support services to customers that license the PokerPro™ system. We expect to derive between 15% and 20% of our revenue from such maintenance and support services. Initially, we intend to lease the hardware components of the PokerPro™ system to customers under operating leases because we believe it will be easier for us to gain entry to our target markets if our customers in such markets are not required to commit significant resources in order to install and evaluate the PokerPro™ system. However, as the PokerPro™ system gains market acceptance, we may sell customers such components.

We were founded on August 22, 2003 by Gehrig “Lou” White, James Crawford and Lee Lomax. We were initially organized as a North Carolina corporation named National Card Club Corporation. From March 19, 2004 through July 27, 2004, we owned a majority interest in an affiliated limited liability company called PokerTek, LLC. On July 27, 2004, PokerTek, LLC merged with and into National Card Club Corporation and each member of PokerTek, LLC received six shares of our common stock for each unit of limited liability membership interest in PokerTek, LLC held by such member. The units of limited liability membership interest held by us immediately before the merger were cancelled. Simultaneous with this merger, we changed our name to PokerTek, Inc.

Our Plan of Operation

Our plan of operation is based on our negotiations and discussions with casinos and card clubs, our results of operations, experience of management and the decisions of our management. Set out below is a summary of our plan of operation for administration and marketing through June 30, 2006. Our plan of operation for such period is:

•	use the financing from this offering to fund our operations and to continue the development of the PokerPro™ system;

•	continue to seek applicable regulatory approvals, as discussed below in “— Gaming Regulations and Licensing”;

•	focus our marketing and selling efforts on the leasing and licensing of the PokerPro™ system to tribal casinos, card clubs and commercial casinos;

•	continue to develop and protect the intellectual property comprising the PokerPro™ system, including prosecuting additional patent applications and, if required, enforcing our patents, if and when they are issued;

•	continue to improve the technologies comprising the PokerPro™ system; and

•	setting up appropriate accounting systems and controls.

To continue the development of the PokerPro™ system, we intend to complete the development and testing of the software that will allow additional poker games to be played on the PokerPro™ system, as well as enhance the PokerPro™ system’s player tracking and accounting system.

Our current cash requirements are approximately $400,000 per month, principally for salaries, professional services, marketing, office expenses and the purchase of the hardware components for PokerPro™ systems. We anticipate that our cash requirements will increase to approximately $500,000 to $750,000 per month in the third quarter of 2005 as a result of expected growth and the need to finance the manufacture of PokerPro™ systems to meet anticipated demand.

Based on our cash flow projections, we expect that the proceeds of the offering and anticipated revenues will be sufficient to support our operations for at least 12 months and into the foreseeable future and we do not expect to have to raise additional capital in the six months following the date of this prospectus. However, if sales of the PokerPro™ system do not meet our projections or our expenses exceed our expectations, then we may need to raise additional funds through additional public or private offerings of our securities or through a credit facility. In such event, if we are unable to secure additional funds on a timely basis or at all, our financial condition would be adversely affected.

We currently manufacture the PokerPro™ system from component parts obtained from third party suppliers. However, we expect that when development of the PokerPro™ system is complete, we will retain third party manufacturers to complete all phases of manufacturing.

We expect that we will add a total of 20-30 full-time employees for research and development, sales and administrative positions before June 30, 2006.

Overview of the PokerPro™ System

The PokerPro™ system is an advanced poker table with electronic components that allows players to play against other players in the same poker game at the same poker table using electronic cards and chips. Each table, which has the look of a traditional poker table, has 10 player positions. Each player position has a touch screen monitor for the player to view cards, remaining chips and other game information, such as hands previously played by the player. The player also uses the touch screen monitor to input game decisions, such as betting, checking and folding. There is a 40" LCD video screen in the center of the table that displays chips bet by each player and “community” cards dealt, as well as other game information. Instead of a live dealer, electronic cards are dealt to the players by a central server that is physically separate from the poker table. The PokerPro™ system currently allows players to play limit and no-limit Texas Hold ’em. We are in the process of designing improvements to the PokerPro™ system to allow other varieties of poker to be played, such as Omaha and Stud. Poker games offered by the PokerPro™ system are designed to be played in accordance with the same rules that apply to any live poker game, including any applicable pot and wager limitations.

In addition to the PokerPro™ table, the PokerPro™ system consists of a Cage Manager, which is an automated system that creates and maintains player accounts and transacts cash-in and cash-out functions. A player who wants to play on the PokerPro™ system will first establish an account with the Cage Manager and receive an account card. If a table position is open and available, the player can insert the account card into the PokerPro™ table and begin playing. If the tables are full, the player can sign up at a staffed waiting list station to reserve the next available position. The waiting list display indicates where a player is in the queue and, when a position becomes available, directs the player to the appropriate table. The PokerPro™ system’s administrative tools are designed to allow casino management to stop, start and monitor the poker games in progress and to change the type of poker being played, the betting limits and the number of players required to start a poker game. The administrative tools are also designed to track statistics about game play and specific players, such as the number of games being played per hour and the average pot size of each game. We have filed applications for numerous patents covering various aspects of the PokerPro™ system. See “– Description of Owned Intellectual Property.”

Our License from WPT Enterprises, Inc.

WPT Enterprises, Inc. (“WPT”), which operates the World Poker Tour, made a strategic loan of $185,090 to our former affiliate PokerTek, LLC and in connection with such loan, granted PokerTek, LLC an exclusive, 10-year, royalty-free, non-sublicensable license to use the “World Poker Tour” name and related logo and trademark in connection with the lease, sale or distribution in the United States of tables featuring automated live poker games and tournaments to casinos, card rooms, and other commercial poker venues. WPT may terminate the license it has granted us in the event we breach any material term of the license, we fail to adhere to WPT’s style guide for its logos and trademarks or if we become subject to voluntary bankruptcy proceedings or involuntary bankruptcy proceedings that are not dismissed within 30 days. We obtained the rights in this license when PokerTek, LLC merged into us in July 2004. See “Certain Relationships and Related Transactions.”

Market Opportunities for Poker-Related Entertainment

Consumer spending on poker increased dramatically in 2004. The American Gaming Association reports that in Nevada and New Jersey, the only states that track poker revenue, poker players spent $151.7 million on organized poker in 2004, a 45% increase over 2003. According to Casino City Press, June 2005, there are approximately 3,900 poker tables operating in the United States and close to 2,000 outside the United States. Each market segment will present varying degrees of opportunity and operates under different regulatory guidelines.

We intend to market the PokerPro™ system to four distinct market segments:

•	tribal casinos (approximately 1,245 tables);

•	card clubs (approximately 1,154 tables);

•	commercial casinos (approximately 1,210 tables); and

•	international casinos (approximately 2,000 tables).

We intend to establish the PokerPro™ system in tribal casinos first, as the regulatory requirements for manufacturing and distributing gaming machines to tribal casinos are the least burdensome. We then intend to seek regulatory approval within the card club and commercial casino market segments.

Regulatory approval for commercial casinos could take up to 24 months or longer. We intend to offer the PokerPro™ system to commercial casinos immediately upon regulatory approval in each state. The international market is much more complex from a regulatory standpoint. We may consider distributors or a single master distributor for the PokerPro™ system in each country or region outside of the United States, but have no plans to do so in the immediate future.

Market Segments

Tribal Casinos. According to the Tribal Court Clearinghouse, of the 562 Federally-recognized Native American tribes, 224 were engaged in gaming, operating 354 gaming operations in 28 states. We have entered into a definitive agreement with the Seminole Tribe of Florida and are in negotiations with two other tribal casinos for the leasing and licensing of the PokerPro™ system. We have installed two PokerPro™ systems at the Seminole Tribe of Florida’s Hard Rock Hotel and Casino in Hollywood, Florida and are in the process of installing a third PokerPro™ system at this casino. In addition, we are in the process of installing two PokerPro™ systems for testing at the Seminole Hard Rock Hotel and Casino in Tampa, Florida and four PokerPro™ systems for testing at the Windstar Casino located in Thackerville, Oklahoma, which is operated by the Chickasaw Nation. We have submitted an application seeking approval for the PokerPro™ system to the Connecticut Division of Special Revenue, which regulates gaming activity in Connecticut. We have also submitted the PokerPro™ system for certification by Gaming Laboratories International, Inc. (“GLI”), whose certification is necessary before we may install the PokerPro™ system in certain tribal casinos. See “—Gaming Regulations and Licensing” for a general discussion of the requirements for such certification and licensing. GLI certification will allow us to market and distribute the PokerPro™ system to a majority of the tribal casinos in the United States where poker is allowed without any further product certification, since GLI has contracts with the majority of tribal casinos for product testing. In addition to GLI certification, we will also need to become certified as a gaming supplier with each tribal casino.

Card Clubs. In addition to poker tables either in commercial or tribal casinos, several states such as California, Washington, North Dakota, Minnesota and Montana have card clubs that specialize in poker. California and Washington are the two largest card club markets. California is the largest card club market in the United States, with 75 card clubs operating a total of almost 1,000 tables. According to Casino City Press, June 2005, card clubs located in Washington operate more than 150 tables.

Commercial Casinos. The commercial casino segment of the poker market is the most mature and is almost as large as the tribal casino segment. The American Gaming Association reports that there were 445 casinos operating in the 11 states that offer legalized gaming in 2004. The largest market for commercial casinos was Nevada, which in 2004 had 258 casinos, and New Jersey, which in 2004 had 12 casinos. According to Casino City Press, commercial casinos operate approximately 1,210 poker tables in the United States.

Benefits of the PokerPro™ System for Casinos and Card Clubs

We believe that the PokerPro™ system will offer commercial casinos, tribal casinos and card clubs many benefits, including the following:

Increased Revenue

•	Increased rake. The “rake” is the amount a casino or card club charges for each hand of poker. Based on our experience, Internet poker sites typically deal 50 to 70 hands per hour. Numerous casino and card club managers have indicated to us that live poker tables with manual dealers typically deal 20 to 30 hands per hour. Based on our limited testing to date at the Seminole Tribe of Florida’s Hard Rock Hotel and Casino in Hollywood, Florida, we estimate that use of the PokerPro™ system will result in a 25%-50% increase in the number of hands of poker played per hour compared to a manual table. Rake varies from state to state and casino to casino depending on a casino’s utilization of a table within a poker room and the casino’s hours of operation, but generally ranges from $3.00 to $5.00 per hand. Assuming an average rake of $3.00 per hand and 14 hours of playing time per day, we believe that each PokerPro™ system could generate between $95,812 and $191,285 of additional annual rake for a casino. In addition, we believe that potential “rake mistakes” caused by manual dealer error may be eliminated with the PokerPro™ system.

•	Money in play. Because use of the PokerPro™ system eliminates the need for dealer tipping, we anticipate that each player will have more available money to spend within a casino, which will translate into more hands per day. Based on our limited testing, assuming a $2.00 dealer tip per winning hand, 39.5 hands played per hour and 14 hours worth of playing time, we estimate that approximately $404,000 per table would be kept in play each year using the PokerPro™ system.

Reduced Expenses

•	Reduced labor costs. We estimate that each PokerPro™ system will enable a casino or card club to save as much as $75,000 to $150,000 per table, per year in reduced labor costs compared to a manual table, assuming that it staffs a manual table with between four and five dealers. The amount a particular casino would save would depend on the compensation paid to its dealers and the benefits offered to such dealers.

•	Reduction in “soft costs.” We believe that by using the PokerPro™ system, casinos can reduce or eliminate costs for playing cards, chips, drop boxes/security and associated accounting expenses, as well as ongoing expenses for dealer hiring and training.

Additional Benefits

•	Player marketing. We are designing the PokerPro™ system to provide casinos and card clubs with a range of information on each player. Detailed information presented in a variety of formats will be available to identify players for direct marketing and other player growth and retention programs conducted by casinos and card clubs. We are designing the PokerPro™ system to allow casinos to use our player tracking system or to integrate player information with all major existing player tracking systems.

•	Jackpots. In poker, a jackpot is a special bonus paid to a player that is beaten while holding a very good hand. The jackpot is funded with money removed from the game as part of the rake. We are designing the PokerPro™ system to enable casinos to set up and manage a variety of jackpots automatically. In our experience, players consistently have shown a strong preference for poker rooms that offer jackpots. Due to increased poker room profitability, we expect that casinos and card clubs will have the funds and the built-in ability to set-up and administer jackpots automatically.

•	Management reporting. The PokerPro™ system is designed to provide casino executives, directors of poker operations and shift managers detailed real time information to assist in managing the poker room. The PokerPro™ system is designed to provide management with standardized drop reports for the poker room or individual games and limits on a daily basis. By using PokerPro™ databases, management will also be able to generate other detailed ad-hoc reports that provide individual and aggregate player- and table-related data.

•	Increased flexibility. Because the PokerPro™ is designed to be started and stopped instantly, we expect that use of the PokerPro™ system will decrease instances of poker room hosts having to leave players waiting to play because of unexpected demand or lack of manual dealers.

Benefits of the PokerPro™ System for Poker Players

We also believe that the PokerPro™ system will afford poker players an enhanced gaming experience and will drive demand for the PokerPro™ system. The anticipated benefits of the PokerPro™ system to poker players include:

•	Increased hands per hour. As discussed above, the PokerPro™ system offers poker players the ability to significantly improve the number of hands that may be played per hour, as compared to a manual poker table. We believe that this ability to play more hands per hour will be an attractive feature to poker players, as it allows them to spend more time playing poker and less time waiting for a game to finish.

•	Elimination or reduction of dealer and player mistakes. Because the PokerPro™ system will eliminate the need for a live dealer, dealer mistakes such as misdeals can be eliminated. In addition, because of the automated nature of the PokerPro™ system, player mistakes such as betting out of turn may be eliminated as well.

•	Elimination of dealer tipping. By eliminating the need for a live dealer, the PokerPro™ system also eliminates the need for poker players to tip a live dealer, leaving poker players with more money with which to spend within the casino or card club.

•	Automated information. The PokerPro™ system offers players a variety of real-time information regarding the game being played, including chip stack calculation, pot calculation and the ability to view previous hands played.

Competition

The market for gaming devices is mature and characterized by numerous competitors that develop and license proprietary table games. We are not aware of any other company working on a product similar to the PokerPro™ system. However, we expect that if we are successful in establishing market acceptance of the PokerPro™ system, we will attract competitive forces into the market. We expect that such competition may come from established manufacturers of gaming devices as well as newer companies. We anticipate that those potential competitors that are established manufacturers of gaming devices will have widespread brand recognition, substantially greater resources and marketing capabilities than we have and some, if not all, of the regulatory approvals that would be required to market and sell automated poker tables in our target markets. If we are unable to compete successfully against such potential competitors, we may be unable to establish market acceptance for the PokerPro™ system, which could prevent us from achieving or sustaining profitability.

We will compete with poker tables using live dealers and other gaming and entertainment products within casinos and card clubs, including slot games, roulette, craps, sportsbook, keno, public domain table games such as blackjack, and other live and automated table games. In addition, we also expect to compete with Internet poker websites and other forms of Internet gaming.

We will compete to gain and expand market acceptance of the PokerPro™ system among owners and operators of casinos and card clubs as well as among poker players. The bases on which we will compete will differ between these two groups. We expect to compete for space on a casino’s or card club’s floor principally on the bases of revenue generation, cost savings, relationships with owners and operators of such casinos and card clubs and costs associated with switching from existing gaming devices. We expect to compete to attract and retain poker players principally on the bases of ease of play, speed of play, product functionality and costs associated with play.

Research and Development

Our research and development efforts to date have been solely focused on the development of the PokerPro™ system. Our research and development expenses were $476,583 during the fiscal year ended December 31, 2004, $64,975 during the period from August 22, 2003 to December 31, 2003 and $976,917 for the six months ended June 30, 2005. The PokerPro™ system currently allows players to play limit and no-limit Texas Hold ’em. We are in the process of designing improvements to the PokerPro™ system that allow other varieties of poker to be played and to add other functions that are currently unavailable in the PokerPro™ system or in other gaming technologies. We also may develop other related gaming technologies that are designed to benefit casinos or card clubs in the operation of their poker rooms, although we have no plans to develop any specific technology.

Description of Owned Intellectual Property

We currently have applications for 27 patents pending before the U.S. Patent and Trademark Office which relate to various aspects of the PokerPro™ system. However, patent applications can take many years to issue and we can provide no assurance that any of these patents will be issued at all. As we continue to develop new technology, we may file patent applications with respect to such technology. Although initiating and maintaining suits against third parties for infringement of intellectual property rights will likely require substantial financial resources, we intend to aggressively pursue anyone we reasonably believe is infringing upon our intellectual property rights.

Gehrig “Lou” White, our Chief Executive Officer, and James Crawford, our President and Secretary, have jointly filed an application with the U.S. Patent and Trademark Office to register the “PokerPro” trademark. The application is pending. They have assigned us their rights in this application and have agreed to assign us the trademark when the trademark is registered by the U.S. Patent and Trademark Office.

We have registered the www.pokertek.com Internet domain name.

Description of Licensed Intellectual Property

We have obtained a non-transferable, non-exclusive, perpetual license from Standing Stone Gaming (“SSG”) for its Oneida II Lite software which runs part of the cage component of the PokerPro™ system. Pursuant to our license agreement with SSG, SSG has also agreed to grant each of our customers a license to use their Oneida II Lite software in connection with the license or sale of the PokerPro™ system, upon SSG’s approval of the customer. The license agreement with SSG provides for the payment of a total of $25,000, payable in three equal installments upon the achievement of certain development milestones. In addition, we are required to pay SSG a one-time license fee of $25,000 for each PokerPro™ system leased or sold to a customer that incorporates the Oneida II Lite software. Our license agreement with SSG will continue until terminated, although licenses granted to our customers during the term of the license will survive termination. SSG may terminate the license agreement at any time for any or no reason on 180 days’ written notice. Either party may terminate the license agreement upon 30 days’ written notice if the other party fails to pay any amount due under the license agreement for more than 30 days after receipt of written notice of such nonpayment, and such payment is not contested, or if the other party materially breaches the license agreement and fails to cure such breach within 30 days of written notice of such breach.

We are not required under the license agreement with SSG to include the Oneida II Lite software in any PokerPro™ system we lease or sell. The Oneida II Lite software is one of a number of cage management solutions available for license and we do not view it as being key to market acceptance of the PokerPro™ system. We also use a number of licensed trademarks with the permission of their owners, none of which is material to our business, other than the trademark we license from WPT. See “Description of Our Business—Overview of Our Business—Our License from WPT Enterprises, Inc.” The trademarks, logos, trade names, and product names used herein, other than ours, are the property of their respective owners.

Gaming Regulations and Licensing

Regulatory Overview. Generally, the manufacture, sale and use of gambling devices is subject to extensive Federal, state, local and tribal regulation. In order to sell and distribute the PokerPro™ system to our target markets, we and our customers must comply with the applicable regulations of each jurisdiction in which we operate. We expect it to take 24 months or longer to obtain regulatory approval in some jurisdictions. Because the PokerPro™ system represents a new and innovative technology, it is impossible for us to accurately determine how the various regulatory authorities will view its sale and use, or how long it will take to obtain any required approvals or licenses. It is possible that the approval of the PokerPro™ system will take much longer than we expect or that the PokerPro™ system will not be approved in the jurisdictions where we intend to operate, in which case we will be unable to generate revenues in such jurisdictions. The laws and regulations of the jurisdictions in which we intend to operate are subject to amendment and reinterpretation from time to time, and therefore it is possible that even if the PokerPro™ system is approved at one time, its use may be restricted, conditioned or prohibited in the future.

Initially, we intend to market the PokerPro™ system to tribal casinos nationally and to card clubs located in California and Washington. Eventually, we plan to market the PokerPro™ system to commercial casinos located in Nevada and to other potential customers both in the United States and internationally. We have currently only submitted applications seeking the approval of the PokerPro™ system to the Seminole Tribe of Florida, the Chickasaw Nation and the Connecticut Division of Special Revenue. The Seminole Tribe of Florida, which operates six casinos in Florida, has registered the PokerPro™ system for use in its casinos, based on its classification of the PokerPro™ system as a “Class II” gaming device. The Chickasaw Nation has also granted us a temporary license to market and sell the PokerPro™ system for use in the 11 casinos it operates in Oklahoma, pending the complete review of our application. Other than the determination by the Seminole Tribe of Florida, we are not aware of any court or regulatory body that has considered how an electronic poker table like the PokerPro™ system should be classified. See “—Tribal Casinos” for a discussion of the classification of gaming devices.

At the Federal level, gaming devices are governed by the Johnson Act and the IGRA. The Johnson Act generally prohibits the transportation of a gambling device from one state to another unless the receiving state has legalized the use of the gambling device. The Johnson Act also generally requires registration for manufacturers of gaming devices.

Enacted in 1988, the IGRA provides a statutory basis for Native American tribes to operate certain gaming activities, depending on how a particular game is classified and whether the laws of the state where the Native American tribe is located allow or prohibit the particular game. Gaming on Native American lands is also governed by the National Indian Gaming Commission (the “NIGC”), which promulgates regulations to enforce certain aspects of the IGRA.

Some states prohibit playing poker or gambling in any form. We will not sell or distribute the PokerPro™ system in these states or to Native American tribes located in these states.

The following is a brief description of the material regulations that may apply to us in some of the jurisdictions in which we intend to market and sell the PokerPro™ system.

Tribal Casinos. Gaming on tribal lands is governed by the IGRA, the NIGC, specific tribal ordinances and regulations and, in some instances, agreements between Native American tribes and their respective states, referred to under the IGRA as a Tribal-State Compact. The IGRA divides tribal gaming into categories: Class I, Class II and Class III. Class I gaming includes traditional Native American social and ceremonial games, and is regulated only by the tribes. Class II gaming includes bingo and certain card games such as poker, so long as the card game is not prohibited by the laws of the state where the tribe is located, the card game is played somewhere in the state, and the playing of the card game conforms to any applicable state law. Class III gaming consists of all forms of gaming that are not Class I or Class II, such as video lottery games, slot machines, most table games and keno.

Based on our understanding of classification under IGRA, we believe that the PokerPro™ system will qualify as a permissible aid to Class II gaming and that tribal casinos that are located in states where poker is either expressly permitted or not expressly prohibited (so long as poker is being played somewhere in the state) will be legally entitled to use the PokerPro™ system, provided they otherwise comply with the IGRA, NIGC regulations and any applicable tribal regulations.

Before using the PokerPro™ system, a tribal casino may require a legal opinion stating that the device falls within the Class II category. The casino may also seek an advisory opinion from the NIGC. It may be difficult or expensive to obtain the necessary favorable legal or advisory opinions and we may not be able to obtain such opinions at all. Although NIGC opinions are only advisory and not binding upon a court of law, an adverse opinion by the NIGC would severely impact our ability to sell the PokerPro™ system to tribal casinos.

Many tribal casinos require devices such as the PokerPro™ system be approved by GLI before the casino will agree to use it. We have submitted the PokerPro™ system for certification to GLI. To become certified, the GLI must determine that the PokerPro™ system meets certain specified technical standards. In addition to GLI certification, we must also become approved as a gaming supplier with each tribal casino. Certification by the GLI may take longer and be more expensive than we anticipate. It is possible that we may never obtain GLI certification.

It is possible that a court decision or a formal NIGC opinion may determine that the PokerPro™ system is not a form of Class II gaming, but instead a form of Class III gaming. Class III gaming is only permitted in tribal casinos where the tribe and the state in which the tribe is located have entered into a Tribal-State Compact that permits such gaming. Far fewer tribal casinos are allowed to engage in Class III gaming compared to Class II gaming. Therefore, if the PokerPro™ system is classified as a Class III game, it would have a material adverse effect on our business plan and other severe consequences, as any tribal casino using the PokerPro™ system that was not covered by an appropriate tribal-state compact would be engaged in illegal gambling.

Card Clubs. States that allow poker to be played in card clubs have various regulatory requirements that apply to manufacturers of gambling devices. We will be required to become a licensed manufacturer of gambling devices and the PokerPro™ system may have to meet certain technical requirements before we may manufacture and distribute the PokerPro™ system for use in card clubs. We have not obtained any licenses to use the PokerPro™ system in any state-regulated card clubs and there is no guarantee that we will be able to obtain such licenses in a timely fashion or at a cost acceptable to us.

Commercial Casinos. States that allow some form of casino-style gambling have extensive regulatory requirements that must be met before the PokerPro™ system can be marketed to commercial casinos located in these states. Generally, each state’s respective gaming commission will require that a license or finding of suitability be issued with respect to us as an entity, the PokerPro™ system, or both. Among those states that require regulatory approval for both us and the PokerPro™ system, some states will consider such approval simultaneously, while others, such as Nevada, will require that we obtain regulatory approval before considering approval for the PokerPro™ system. Some states require the licenses and findings of suitability to be renewed on a regular basis. State commissions can deny our applications for licenses and findings of suitability for any cause they deem reasonable and there is no guarantee that we will be able to obtain the required licenses and findings of suitability in a timely fashion or at a cost acceptable to us.

If a state requires that we obtain regulatory approval in addition to regulatory approval required for the PokerPro™ system, we will be required to submit detailed financial and operating reports and furnish any other information the state commission may require. Our officers, Directors, certain key employees and any person having a material relationship with us may have to qualify with the state commission and obtain a finding of suitability. Our beneficial owners, especially beneficial owners of more than 5% of our outstanding common stock, may also be required to obtain a finding of suitability. We are unaware of any circumstances that would categorically prevent any gaming authority from finding any of our officers, Directors, or significant shareholders suitable.

Other than our Chairman, Lyle Berman, who has been found suitable by various gaming authorities as a result of regulatory approvals of other companies with which he is associated, none of our officers or Directors have been found suitable by any gaming authority. If a gaming authority in any jurisdiction fails to find any of our officers, Directors or significant shareholders suitable, we may be prohibited from leasing, licensing or selling the PokerPro™ system in that jurisdiction.

A finding of suitability is generally determined based upon a myriad of facts and circumstances surrounding the entity or individual in question and many gaming authorities have broad discretion in determining whether a particular entity or individual is suitable. We are unaware of circumstances that would categorically prevent a gaming authority from finding any of our officers, Directors or significant shareholders suitable.

Gehrig “Lou” White, our Chief Executive Officer, a director and holder of approximately 25% of our common stock (assuming the sale of 2,000,000 shares in the offering) intends to disclose in applications for the determination of suitability to be filed with gaming authorities that the IRS has recently completed an examination of his 2000 Federal individual income tax return and is currently examining his 2001 Federal income tax return. The IRS previously issued an examination report showing a proposed income tax deficiency for Mr. White’s 2000 Federal income tax return of $410,215 (plus additional interest and penalties attributable to that underpayment of tax) based on a disallowance of certain deductions for charitable contributions Mr. White made to a foundation he established and mortgage interest Mr. White paid to Legacy Capital, LLC, an affiliate of Merrill Scott & Associates, Ltd. Merrill Scott is an investment advisor that was placed under receivership in 2002 by the SEC for violations of a variety of Federal securities laws in connection with fraud and misappropriations of clients funds by the firm through a scheme in which it obtained funds from its clients seeking above-market returns and other benefits. Mr. White is currently appealing the IRS’s proposed income tax deficiency. The IRS examination of Mr. White’s 2001 Federal tax return is still ongoing. In his original 2001 Federal tax return, Mr. White claimed deductions relating to a partnership investment he made after receiving advice from a law firm. The law firm subsequently informed Mr. White that the IRS had challenged the tax treatment of the investment structure and that he should file an amended return. Mr. White then filed an amended Federal income tax return for 2001 eliminating the deductions relating to the partnership investment. He also paid the Federal income taxes resulting from the elimination of such deductions. Mr. White anticipates that the IRS will issue a notice of deficiency that assesses additional income taxes as the result of disallowing deductions for tax advice in connection with the partnership investment transaction and an accuracy penalty in connection with the losses claimed with respect to that investment. Due to the broad discretionary powers of gaming authorities, it is unknown what effect the IRS examinations of Mr. White’s Federal income tax returns may have on Mr. White’s applications for a determination of suitability.

If any of our officers, Directors or significant shareholders is not found suitable in a jurisdiction requiring a finding of suitability, we would be prevented from leasing, licensing or selling the PokerPro™ system in that jurisdiction as long as the individual or entity in question remained an officer, Director, or a significant shareholder. Such an occurrence would likely delay our introducing the PokerPro™ system into such jurisdictions or prevent us from introducing the system in such jurisdiction altogether. Depending on how material such jurisdictions are to our plan of operations, failure to obtain such findings of suitability could have a material adverse affect on our result of operations. In addition, a finding that one of our officers, Directors or significant shareholders is not suitable in any jurisdiction may hinder our ability to obtain necessary regulatory approvals in other jurisdictions. Conversely, however, a finding of suitability by one or more gaming authorities does not ensure that similar suitability determinations will be obtained from any other gaming authorities.

Although we have the ability to terminate the employment of an officer or remove a Director in the event that such officer or Director fails to be found suitable, such termination or removal would disrupt the management of our company, may trigger severance provisions under certain employment agreements, and would likely have an adverse affect on our business and the results of our operations. In addition, the removal of a Director under the provisions of our charter documents may be delayed if such removal requires action on the part of our shareholders at a special shareholders’ meeting. Our Amended and Restated Articles of Incorporation provide that we may redeem at fair market value any or all shares of our capital stock held by any person or entity whose status as a shareholder, in the opinion of our Board of Directors, jeopardizes the approval, continued existence, or renewal of any Federal, state, local or tribal license we hold. However, we may not have the funds available for such a redemption, especially if the shareholder in question holds a significant amount of our stock. We have not determined what action we would take in such event. We will also be prevented from effecting such a redemption if it would violate North Carolina law.

The state commission may have the authority to disapprove a change in our officers, Directors and key employees. Some corporate transactions, including those that may be advantageous to our shareholders, may require prior approval of various state commissions. These states may also require the PokerPro™ system to undergo rigorous testing by the commission, a field trial and a determination as to whether the PokerPro™ system meets strict technical standards set forth in the applicable regulations of the commission.

The failure to comply with any requirements imposed by various state commissions or required by state law could prevent us from selling the PokerPro™ system in such state, subject us to criminal and civil penalties, substantial fines and adversely affect our business.

Federal Regulation. The Johnson Act broadly defines an illegal gambling device as any “machine or mechanical device” designed and manufactured “primarily” for use in connection with gambling and that, when operated, delivers money or other property to a player “as the result of the application of an element of chance.” We believe the Johnson Act does not apply to the use of the PokerPro™ system by tribal casinos because several court decisions have held that electronic aids to permitted Class II gaming under the IGRA are not prohibited by the Johnson Act. However, there is no guarantee that our belief is correct. These court decisions have focused on the use by tribal casinos of electronic aids to bingo. We are not aware of any court or regulatory body that has considered how the Johnson Act applies to the PokerPro™ system or any other form of electronic poker table. The Department of Justice, the primary law enforcement entity responsible for enforcing the Johnson Act, has traditionally taken a broad view as to what constitutes a gambling device prohibited by the Johnson Act.

International Regulation. If we successfully establish the PokerPro™ system in the United States, we may attempt to market it internationally, although we currently have no plans to do so. Certain foreign countries permit the importation, sale and operation of gaming equipment in casino and non-casino environments. To market the PokerPro™ system in these jurisdictions, we and the PokerPro™ system must comply with each individual country’s applicable regulations.

Seasonality and Business Fluctuations

We expect that quarterly revenue and net income may vary based on the timing of the opening of new gaming jurisdictions, gaming regulatory approval or denial of our product and corporate licenses, the introduction of new products or the seasonality of customer capital budgets.

Product Supply

We obtain the parts, including hardware components, table game felts, signs, and accessories for the PokerPro™ system from third party suppliers. We currently assemble the PokerPro™ system from such component parts; however, we expect that when development of the PokerPro™ system is complete, we will retain one or more third party manufacturers to complete all phases of manufacturing.

We currently obtain the touch screen monitors for the PokerPro™ system from a single manufacturer. While changing manufacturers for this component is not impossible, doing so would require significant time and effort on the part of our management team, which would divert their attention from other revenue generating activities. In addition, the supply of the liquid crystal display for the PokerPro™ system is uncertain and subject to significant backlogs from time to time due to spikes in demand. We compete with other companies for the production capacity of third party manufacturers and suppliers for these displays and for other components. Certain of these competing companies have substantially greater financial and other resources than we have and thus we may be at a competitive disadvantage in seeking to procure production capacity.

Other than as discussed above, we believe that our sources of supply for components and raw materials are adequate and that alternative sources of materials are available.

Employees

As of September 30, 2005, we had 28 full-time employees. We consider our relationships with our employees to be satisfactory. None of our employees is covered by a collective bargaining agreement.

Properties

We currently lease 10,800 square feet of office space located in Matthews, North Carolina. Our leased office space is in good order and condition.

Legal Matters

We are not currently a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business. The holder of U.S. Patent No. 6,626,757 has contacted us alleging that the PokerPro™ system, by using certain technology that allows only one poker player at a time to make a wager, may infringe upon that patent. Based upon investigation by us and our patent counsel, we believe the portion of the patent on which the patent holder’s claims rely is invalid due to the existence of prior art and that the PokerPro™ system does not infringe upon any valid portion of the patent. In the event of a formal claim by the patent holder, we intend to vigorously defend against it.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position
Gehrig “Lou” White	42	Chief Executive Officer and Director
Lyle Berman	63	Chairman of the Board of Directors
James Crawford	44	President, Secretary, and Director
Chris Daniels	32	Chief Financial Officer and Treasurer
Hal Shinn	40	Chief Technology Officer
Lee Lomax	48	Director

Information with respect to the business experience and affiliations of our Directors and executive officers is set forth below.

Gehrig “Lou” White has served as our Chief Executive Officer since our inception in August 2003. In July 2002, Mr. White retired from Network Appliance, Inc., a provider of enterprise network storage and data management solutions, with the intention of identifying a business that he may acquire or establish. From July 2001 to July 2002, Mr. White served as an account executive for Network Appliance, Inc. Previously, from 1994 to 2001, Mr. White was a National Account Executive at Dell Inc. Mr. White received a B.S. degree in Computer Science from North Carolina State University and a Masters in Business Administration from Queens College.

Lyle Berman has served as the Chairman of our Board of Directors since January 2005. Mr. Berman also serves as Executive Chairman of WPT Enterprises, Inc., a position he has held since April 2005, prior to which he served as Chairman of the Board since WPT’s inception in March 2002. He also served as Chief Executive Officer of WPT from February 2004 until April 2005, and as Chairman and Chief Executive Officer of Lakes Entertainment, Inc., a publicly-held company that develops and manages Indian-owned casinos, a position he has held since January 1999. Previously, Mr. Berman served as Chief Executive Officer of Rainforest Cafe, Inc. from February 1993 until December 2000. Mr. Berman received a B.S. degree in Business Administration from the University of Minnesota.

James Crawford has served in an executive officer capacity and as a member of our Board of Directors since our inception in August 2003 and currently serves as our President and Secretary. Previously, from 1998 to 2004, Mr. Crawford owned and managed Fastsigns franchises in Charlotte, North Carolina.

Chris Daniels has served as our Chief Financial Officer since July 2004. Prior to joining us, Mr. Daniels was controller of Crown Honda in Charlotte, North Carolina from February 2004 through July 2004. From April 2001 through February 2004, Mr. Daniels served as Vice President of Finance for V3 Systems, Inc., a provider of supply-chain technology. From November 1998 through April 2001, Mr. Daniels served as controller for Sonic Automotive, Inc. Mr. Daniels has also worked for Deloitte & Touche, LLP as an accountant. Mr. Daniels received both a B.S. degree in Business Administration and a Master of Accounting degree from the Keenan Flagler Business School at the University of North Carolina Chapel Hill.

Hal Shinn has served as our Chief Technology Officer since July 2004. Before joining us, from January 1999 through August 2004, Mr. Shinn served as Chief Information Officer of V3 Systems, Inc. Mr. Shinn is a graduate of the Georgia Institute of Technology, where he earned a B.S. degree in Aerospace Engineering and an M.S. degree in Technology and Science Policy.

Lee Lomax has served as a member of our Board of Directors since our inception in August 2003. From our inception until July 2005, Mr. Lomax also served as our Treasurer. Previously, in 2002, he founded Carolina Classical School in Tryon, North Carolina where he has served as Headmaster since its founding, a position he continues to hold today. From 1994 to 2002, Mr. Lomax worked at Dell Computer and concluded his career there as Area Vice President of Sales within Dell’s Enterprise Customer Group. Mr. Lomax received a B.S. in Business Administration from University of North Carolina Chapel Hill.

Compensation of Executive Officers

The following table sets forth, for the last fiscal year, the compensation earned for services rendered in all capacities by our Chief Executive Officer. None of our other executive officers serving as such at the end of 2004 had compensation in excess of $100,000 during 2004.

Summary Compensation Table

		Annual Compensation(1)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)
Gehrig H. White	2004	$33,333	—	—

(1)	In accordance with the rules of the SEC, the compensation set forth in the table does not include (i) medical, dental, group life insurance or other benefits that are available to all salaried employees and (ii) certain perquisites and personal benefits that do not exceed 10% of Mr. White’s salary and bonus shown in the table.

Option Grants in 2004

During the fiscal year ended December 31, 2004, we did not grant any options to purchase shares of our common stock to Mr. White.

Aggregated Option Exercises in 2004 and Year-End Option Values

During the fiscal year ended December 31, 2004, Mr. White did not exercise any options to purchase shares of our common stock. Mr. White did not hold any options to purchase shares of our common stock as of December 31, 2004.

Board of Directors and Committees

Our Board of Directors is currently comprised of four members: Messrs. White, Berman, Crawford and Lomax. We are seeking to identify and elect additional individuals to serve on our Board of Directors as outside independent directors. Our Board of Directors has appointed an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which complies with the listing requirements of the Nasdaq National Market. Our Audit Committee and Nominating Committee are comprised of Messrs. Berman, Lomax and Crawford. Our Compensation Committee is comprised of Messrs. Berman, Lomax and White. Each member of our Board of Directors is elected annually at an annual meeting of shareholders or at a special meeting of shareholders in lieu of an annual meeting.

PokerTek, Inc. 2004 Stock Incentive Plan

On July 15, 2004, we adopted the 2004 Plan, which is currently administered by the Compensation Committee of our Board of Directors. We have granted options to purchase an aggregate of 812,500 shares of our common stock under the 2004 Plan and have amended the 2004 Plan to provide that no further awards will be made thereunder. The types of awards that have been granted under the 2004 Plan consist of incentive and non-qualified stock options. Each award agreement under the 2004 Plan has specified the number and type of award, together with any other terms and conditions of such award.

Upon a change of control, as defined in the 2004 Plan, unless an award agreement or applicable law provides otherwise, and unless the surviving or acquiring corporation in the change of control transaction assumes the outstanding awards under the 2004 Plan, the 2004 Plan provides that the Compensation Committee may:

•	accelerate the vesting of such awards;

•	unilaterally terminate any such award that has not vested as of the effective date of such change of control;

•	unilaterally cancel such award in exchange for:

•	whole or fractional shares of our common stock (or for cash in lieu of any fractional share) that, in the aggregate, are equal in value to the excess of the fair market value of the shares of common stock that could be purchased subject to such award, determined as of the effective date of the change of control, over the aggregate exercise price for such award; or

•	cash or other property equal in value to the excess of the fair market value of the shares of common stock that could be purchased subject to such award, determined as of the effective date of the change of control, over the aggregate exercise price for such shares; or

•	with respect to grants of options, unilaterally cancel such options after providing the holder of such options with:

•	an opportunity to exercise such options to the extent vested within a specified period before the date of the change of control; and

•	notice of such opportunity to exercise such options before the commencement of such specified period; or

•	unilaterally cancel such award and notify the holder of such award of such action, but only if the fair market value of the shares of common stock that could be purchased subject to such award determined as of the effective date of the change of control does not exceed the aggregate exercise price for such shares.

The 2004 Plan will continue in effect until July 15, 2014, unless earlier terminated. The Compensation Committee may amend, alter or terminate the 2004 Plan at any time, provided that without shareholder approval, the 2004 Plan cannot be amended to increase the number of shares authorized, extend the term of the 2004 Plan, change the class of persons eligible to receive incentive stock options or effect any other change that would require shareholder approval under any applicable law or Nasdaq rule. Any amendment, alteration or termination of the 2004 Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law.

PokerTek, Inc. 2005 Stock Incentive Plan

On July 29, 2005, we adopted the 2005 Plan. The 2005 Plan authorizes the issuance of up to 812,500 shares of our common stock, plus up to 812,500 shares that were subject to outstanding awards under the 2004 Plan as of the effective date of the 2005 Plan that cease for any reason to be subject to such awards, up to a maximum of 1,625,000 shares of our common stock. Notwithstanding the maximum number of shares authorized for issuance under the 2005 Plan, the maximum number of shares of common stock that we may issue pursuant to incentive stock options is 800,000.

The Compensation Committee of our Board of Directors administers the 2005 Plan and has the power to make awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2005 Plan. Awards may be made to our employees, Directors and consultants.

The types of awards that may be granted under the 2005 Plan include incentive and non-qualified stock options, restricted and unrestricted stock, stock appreciation rights, performance awards, phantom stock awards and other stock-based awards. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the Compensation Committee in their sole discretion.

Upon a change in control, as defined in the 2005 Plan, and unless an award agreement, employment agreement or other agreement between a participant and us provides otherwise or Internal Revenue Code Section 409A or related regulations or guidance requires otherwise, the 2005 Plan provides that:

•	all options and stock appreciation rights outstanding as of the date of the change in control will become fully exercisable, whether or not then otherwise exercisable; and

•	any restrictions applicable to any restricted award, performance award or phantom stock award will be deemed to have been met, and such awards will become fully vested, earned and payable to the fullest extent of the original grant of the applicable award.

However, under certain conditions, the 2005 Plan authorizes the Compensation Committee, in the event of a merger, share exchange, reorganization, sale of all or substantially all of our assets or other similar transaction or event affecting us or one of our affiliates or shareholders, to determine that any or all awards will not vest or become exercisable on an accelerated basis, if we or the surviving or acquiring corporation takes action, including but not limited to the assumption of awards or the grant of substitute awards, that, in the opinion of the Compensation Committee, is equitable or appropriate to protect the rights and interest of participants under the 2005 Plan.

The 2005 Plan will continue in effect until July 29, 2015, unless earlier terminated. The Compensation Committee may amend, alter or terminate the 2005 Plan at any time, provided that without shareholder approval, the 2005 Plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require shareholder approval under any applicable law or Nasdaq rule. Any amendment, alteration or termination of the 2005 Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law.

Employment Agreements

We have not entered into an employment agreement with either our Chief Executive Officer, Gehrig “Lou” White, or our President and Secretary, James Crawford. Messrs. White’s and Crawford’s salaries are determined by the Compensation Committee of our Board of Directors from time to time. Our Board of Directors has currently set Messrs. White’s and Crawford’s annual salaries at $145,000.

Employment Agreement with Chris Daniels

We have entered into an employment agreement dated July 14, 2004, as amended effective July 1, 2005, with Chris Daniels, our Chief Financial Officer. The agreement has a term of four years.

Pursuant to this agreement, Mr. Daniels is entitled to receive a base salary of $120,000 per year, subject to our right to reduce Mr. Daniels’ salary in connection with a reduction of all of our employees’ salaries. However, Mr. Daniels’ salary may not be reduced by more than 20% in any single reduction or a series of reductions, any such reduction will be limited to not more than six months and any all severance payments payable to Mr. Daniels will be based on Mr. Daniels’ base salary before any such reduction.

Pursuant to the agreement, Mr. Daniels was granted options to purchase 75,000 shares of our common stock, 18,750 shares of which vested on July 15, 2004 and 9,375 shares of which vest every quarter thereafter, and an additional option to purchase 75,000 shares of our common stock, 9,375 shares of which vested on January 15, 2005, and 9,375 shares of which vest every six months thereafter. The exercise price of both options is $2.67 per share. Mr. Daniels is also entitled to receive the standard benefits generally available to other senior officers.

In the event we terminate Mr. Daniels’ employment without cause (as defined in the employment agreement) or if Mr. Daniels terminates his employment for good reason (as defined in the employment agreement), Mr. Daniels is entitled to severance in the form of continuation of his base salary for six months. In addition, if Mr. Daniels terminates his employment for good reason, Mr. Daniels is also entitled to additional severance in the form of reimbursement of any COBRA payments during the six-month period.

In the event we terminate Mr. Daniels’ employment following a change of control or we relocate Mr. Daniels to an office more than 75 miles from Charlotte, North Carolina without Mr. Daniels’ consent, Mr. Daniels is entitled to severance in the form of continuation of his base salary and benefits for one year.

We have also entered into a proprietary information and inventions agreement with Mr. Daniels that provides that Mr. Daniels will not disclose our proprietary information to any third party during his employment with us and thereafter, and for a period of one year after the termination of his employment with us he will not:

•	provide services to any of our competitors within the continental United States similar to those provided to us during his employment with us;

•	solicit or attempt to solicit any of our employees, independent contractors or consultants to terminate his or her relationship with us in order to become an employee, independent contractor or consultant of another entity; or

•	solicit or attempt to solicit any of our customers with whom Mr. Daniels had contact during his employment with us.

Employment Agreement with Hal Shinn

We have entered into an employment agreement dated August 9, 2004, as amended effective July 1, 2005, with Hal Shinn, our Chief Technology Officer. The agreement has a term of two years.

Pursuant to this agreement, Mr. Shinn is entitled to receive a base salary of $135,000 per year, subject to our right to reduce Mr. Shinn’s salary in connection with a reduction of all of our employees’ salaries. However, Mr. Shinn’s salary may not be reduced by more than 20% in any single reduction or a series of reductions, any such reduction will be limited to not more than six months and any all severance payments payable to Mr. Shinn will be based on Mr. Shinn’s base salary before any such reduction.

Pursuant to the agreement, Mr. Shinn was granted an option to purchase 75,000 shares of our common stock, 7,500 shares of which vested on August 9, 2004 and 7,500 shares of which vest every quarter thereafter, and an additional option to purchase 75,000 shares of our common stock, 9,375 shares of which vested on February 28, 2005, and 9,375 shares of which vest every six months thereafter. The exercise price of both options is $2.67 per share. Mr. Shinn is also entitled to receive standard benefits generally available to other senior officers.

In the event we terminate Mr. Shinn’s employment without cause (as defined in the employment agreement) or if Mr. Shinn terminates his employment for good reason (as defined in the employment agreement), Mr. Shinn is entitled to severance in the form of continuation of his base salary for two months. In addition, if Mr. Shinn terminates his employment for good reason, Mr. Shinn is also entitled to additional severance in the form of reimbursement of any COBRA payments during the two-month period.

In the event we terminate Mr. Shinn’s employment following a change of control or we relocate Mr. Shinn to an office that is more than 75 miles from Charlotte, North Carolina without Mr. Shinn’s consent, Mr. Shinn is entitled to severance in the form of continuation of his base salary and benefits for two months.

We have also entered into a proprietary information and inventions agreement with Mr. Shinn that provides that Mr. Shinn will not disclose our proprietary information to any third party during his employment with us and thereafter, and for a period of one year after the termination of his employment with us he will not:

•	provide services to any of our competitors within the continental United States similar to those provided to us during his employment with us;

•	solicit or attempt to solicit any of our employees, independent contractors or consultants to terminate his or her relationship with us in order to become an employee, independent contractor or consultant of another entity; or

•	solicit or attempt to solicit any of our customers with whom Mr. Shinn had contact during his employment with us.

Compensation of Directors

Currently, our Directors receive no compensation for serving as members on our Board of Directors. Our Chairman, Lyle Berman, was granted an option to purchase 200,000 shares of our common stock when he was appointed to our Board of Directors in January 2005. We are seeking to identify and elect additional individuals to serve on our Board of Directors as outside independent Directors. Our outside Directors will be compensated for their services at the discretion of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

Our Board of Directors did not have a Compensation Committee during 2004. During 2004, Messrs. White, Crawford and Lomax participated in deliberations concerning executive officer compensation. None of our executive officers serves or in the past has served as a member of the Board of Directors or compensation committee of any entity that has one or more of its executive officers serving on our Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as indicated by footnote and subject to community property laws where applicable. Percentage ownership before this offering is based on 7,234,270 shares of common stock outstanding as of September 30, 2005, subject to the assumptions set forth below. Percentage ownership after this offering is based on 9,234,270 shares of common stock outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of September 30, 2005, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Name of Beneficial Owner	Shares Beneficially Owned		Beneficially Owned
			Prior to Offering	After Offering

Directors and Executive Officers:
Gehrig H. White	2,379,500	(1)	32.89%	25.77%
Lyle Berman	1,589,438	(2)	21.38%	16.85%
James Crawford	1,554,500	(3)	21.49%	16.83%
Lee Lomax	591,000		8.17%	6.40%
Chris Daniels	84,375	(4)	1.15%	0.91%
Hal Shinn	66,250	(4)	0.91%	0.71%
All Directors and Executive Officers as a Group (6 persons)	6,265,063		82.60%	65.36%
5% Shareholders:
GHW Enterprises, LLC	2,379,500	(5)	32.89%	25.77%
Crawford Ventures, LLC	1,554,500	(6)	21.49%	16.83%
WPT Enterprises, Inc.	1,080,000	(7)	14.93%	11.70%
Lyle A. Berman Revocable Trust	509,438	(8)	6.85%	5.40%

(1)	Consists of shares of common stock owned by GHW Enterprises, LLC, which is controlled by Mr. White.
(2)	Includes 309,438 shares of common stock and an option to purchase 200,000 shares of common stock owned by the Lyle A. Berman Revocable Trust, for which Mr. Berman serves as trustee and 1,080,000 shares of common stock owned by WPT Enterprises, Inc., of which Mr. Berman is the Executive Chairman.
(3)	Consists of shares of common stock owned by Crawford Ventures, LLC, which is controlled by Mr. Crawford.
(4)	Consists of options to purchase shares of common stock.
(5)	The address of GHW Enterprises, LLC is 1020 Crews Road, Suite J, Matthews, North Carolina 28106.
(6)	The address of Crawford Ventures, LLC is 1020 Crews Road, Suite J, Matthews, North Carolina 28106.
(7)	The address of WPT Enterprises, Inc. is 5700 Wilshire Boulevard, Suite 350, Los Angeles, California 90036.
(8)	Includes an option to purchase 200,000 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 10, 2004, PokerTek, LLC issued to WPT’s corporate predecessor a promissory note in the original principal amount of $185,090 that matured in five years and accrued interest at the applicable Federal rate. As part of the transaction with WPT, we received a 10-year royalty-free license to use the “World Poker Tour” name and related logo and trademark in connection with the lease, sale or distribution in the United States of tables featuring automated live poker games and tournaments to casinos, card rooms, and other commercial poker venues. In consideration of such loan, as evidenced by such promissory note, and the grant of such license, we issued WPT’s corporate predecessor 1,080,000 shares of our common stock for no additional consideration. Lyle Berman, the Chairman of our Board of Directors, serves as the Executive Chairman of WPT and beneficially owns approximately 62.0% of WPT’s capital stock as a result of his position as Chairman and Chief Executive Officer of Lakes Entertainment, Inc., which company’s wholly-owned subsidiary is the record holder of such stock. When PokerTek, LLC merged into us on July 27, 2004 to form PokerTek Inc., we assumed the obligations under such promissory note. As of December 31, 2004, we were indebted to WPT in the amount of $185,090. From September 2003 to April 2004, Gehrig “Lou” White, our Chief Executive Officer, loaned us an aggregate of $65,482, which loans do not accrue interest and are payable on demand. From September 2003 to June 2004, Lee Lomax, a member of our Board of Directors, loaned us an aggregate of $75,021, which loans do not accrue interest and are payable on demand. These loans were made to fund our working capital needs. We have repaid all amounts owed to WPT under such promissory note and owed to Messrs. White and Lomax under such loans. We believe that each of the transactions described in this section were entered into on terms at least as favorable to us as we would expect to negotiate with unrelated third parties.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

Before this offering, there was no market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “PTEK.”

Record Holders

As of September 30, 2005, there were 31 holders of record of our common stock.

Dividends

We have not paid any dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. The payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend on such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

On July 15, 2004, we adopted the 2004 Plan, which is approved to grant up to an aggregate of 825,000 shares of our common stock. See “Management – PokerTek, Inc. 2004 Stock Incentive Plan.” On July 29, 2005, we adopted the 2005 Plan, which is approved to grant up to an aggregate of up to 812,500 shares of our common stock, plus up to 812,500 shares that were subject to outstanding awards under the 2004 Plan as of the effective date of the 2005 Plan that cease for any reason to be subject to such awards, up to a maximum of 1,625,000 shares of our common stock. See “Management – PokerTek, Inc. 2005 Stock Incentive Plan.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and other agreements to which we and our shareholders are parties, in each case immediately following the closing of this offering. For more detailed information, please see our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Indemnification Agreement, which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

There are currently 7,234,270 shares of our common stock issued and outstanding. Immediately following the closing of this offering, our authorized capital stock will consist of an aggregate of 100,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, and we will have an aggregate of 9,234,270 shares of common stock and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition, at such time, an aggregate of 1,625,000 shares of our common stock will be reserved for awards granted under our 2004 Plan and 2005 Plan, of which 977,750 shares will be subject to outstanding options.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that shareholder on every matter properly submitted to the shareholders for their vote. Shareholders are not entitled to vote cumulatively for the election of Directors.

Dividend Rights. Subject to the dividend rights of the holders of any then-outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

Under our Amended and Restated Articles of Incorporation, dated July 29, 2005, our Board of Directors is authorized, subject to limitations prescribed by law, to issue up to 5,000,000 shares of preferred stock in one or more series without further shareholder approval. The Board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Immediately following the closing of this offering, there will be no shares of preferred stock outstanding.

Limitations on Directors’ Liability

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions indemnifying our Directors and officers to the fullest extent permitted by law. In addition, we have entered into an Indemnification Agreement dated January 31, 2005, with our Chairman, Lyle Berman, which provides for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Berman in any action or proceeding. We intend to enter into indemnification agreements with each of our other Directors which may, in some cases, be broader than the specific indemnification provisions contained under North Carolina law. We believe that these provisions and this indemnification agreement are necessary to attract and retain qualified persons as Directors and officers. We also maintain directors’ and officers’ liability insurance.

In addition, as permitted by North Carolina law, our Amended and Restated Articles of Incorporation provide that no person who is serving or who has served as a Director will have any personal liability to us arising out of any action, whether by or in the right of us or otherwise, for monetary damages for breach of any duty as a Director. The effect of this provision is to restrict our rights and the rights of our shareholders in derivative suits to recover monetary damages against a Director for breach of certain fiduciary duties as a Director, except that a Director will be personally liable for:

•	acts or omissions that the Director at the time of such breach knew or believed were clearly in conflict with our best interests;

•	the payment of dividends or the redemption of stock in violation of North Carolina law; or

•	any transaction from which the Director derived an improper personal benefit.

This provision does not affect a Director’s liability under the Federal securities laws.

To the extent that our Directors, officers and controlling persons are indemnified under the provisions contained in our Amended and Restated Articles of Incorporation, North Carolina law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws May Have an Anti-Takeover Effect

Certain provisions set forth in our Amended and Restated Articles of Incorporation and in our Amended and Restated Bylaws, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

Business Combinations. Our Amended and Restated Articles of Incorporation contain the following provisions governing certain business combinations involving us. Any Business Combination requires only such shareholder approval as is required by law and our Amended and Restated Articles of Incorporation if the Business Combination is approved by at least a majority of the Continuing Directors and, if deemed advisable by a majority of the Continuing Directors, the Board of Directors obtains an opinion of a reputable investment banking firm to the effect that the financial terms of the Business Combination are fair from a financial point of view to our shareholders (other than any Interested Shareholder).

If a proposed Business Combination is not approved as described above, it must be approved by the affirmative vote of the holders of at least 60% of our voting securities held by persons other than an Interested Shareholder and its affiliates and associates.

The provisions described above will not apply to any particular Business Combination if such Business Combination constitutes a transaction between us or any of our subsidiaries and any corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors is owned of record or beneficially by us or any of our subsidiaries, unless an affiliate of any Interested Shareholder is a party to such transaction.

Our Amended and Restated Articles of Incorporation generally define “Business Combination” as any of the following transactions involving us:

•	Any merger, share exchange or consolidation with or into any Interested Shareholder or any other entity that immediately before is, or immediately after such merger, share exchange or consolidation would be, an affiliate of an Interested Shareholder;

•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) to or with any Interested Shareholder or its affiliate of any of our assets, if such assets have an aggregate fair market value of $5,000,000 or more;

•	Our issuance or transfer to any Interested Shareholder or its affiliate (in one transaction or a series of related transactions) of any of our equity securities if such equity securities have an aggregate fair market value of $5,000,000 or more;

•	The adoption of any plan or proposal regarding our liquidation or dissolution; or

•	Any reclassification of securities or recapitalization, or any merger, share exchange or consolidation with or into any of our subsidiaries or any similar transaction that has the effect of increasing the percentage of the outstanding shares of any class of our equity or convertible securities that is owned by any Interested Shareholder or its affiliate.

Our Amended and Restated Articles of Incorporation define “Continuing Director” as an individual who was a member of our Board of Directors on the date a person became an Interested Shareholder.

Our Amended and Restated Articles of Incorporation define “Interested Shareholder” as any person (other than us, any of our subsidiaries or a trustee holding stock for the benefit of our employees) which, along with any affiliates and associates:

•	is the beneficial owner of more than 15% of our voting securities; or

•	is an assignee or purchaser of shares of our capital stock beneficially owned by any Interested Shareholder at any time within the past two years, which such assignment or sale occurred in the course of a transaction not involving a public offering within the meaning of the Securities Act.

A person will be deemed an Interested Shareholder for the purpose of this definition if the person is an Interested Shareholder as of the record date for the determination of shareholders entitled to notice of and to vote on any Business Combination, as of the date any definitive agreement relating to a Business Combination is entered into or amended so as to make it less favorable to us or our shareholders other than the Interested Shareholder, or immediately prior to the consummation of any such Business Combination.

Blank Check Preferred Stock. Our Amended and Restated Articles of Incorporation contain provisions that permit us to issue, without any further vote or action by the shareholders, up to 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Rights of Redemption. Our Amended and Restated Articles of Incorporation provide that no person or entity may become the beneficial owner of 5% or more of our outstanding shares of common stock unless such person or entity agrees to provide personal background and financial information to, consent to a background investigation by, and respond to questions from the gaming authorities in any jurisdiction in which we do business or desire to do business. Our Amended and Restated Articles of Incorporation also provide that we may redeem any or all shares of common stock held by any person or entity whose status as a shareholder, in the opinion of our Board of Directors, jeopardizes the approval, continued existence or renewal of any regulatory approval we hold. The amount that we will pay for such redeemed shares will equal the highest closing price of our common stock, as reported on the Nasdaq National Market or other exchange or quotation service on which our common stock is then listed or quoted, during the 30 days immediately preceding the date on which notice of redemption is given.

Special Shareholders’ Meetings. Our Amended and Restated Bylaws provide that a special meeting of shareholders may be called only by the Board of Directors and certain designated officers. Special meetings of shareholders may not be called by the shareholders. Our Amended and Restated Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or under the direction of the Board of Directors or a committee of the Board of Directors, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of Directors must be in writing, contain certain specified information and be received by our Corporate Secretary:

•	in the case of an annual meeting, at least 60 days but no more than 90 days in advance of the first anniversary of the notice date of our proxy statement for the preceding year’s annual meeting;

•	in the case of an annual meeting held on a date that is more than 30 days before or 60 days after the first anniversary date of the preceding year’s annual meeting, notice by a shareholder must be delivered no earlier than the 90th day prior to such annual meeting and no later than the later of the 60th day prior to such annual meeting or the tenth day following the notice date for such meeting; and

•	in the case of a special meeting, no later than the tenth day following the notice date for such meeting.

These provisions may preclude some shareholders from bringing matters before the shareholders at any annual or special meeting, including making nominations for directors.

Anti-Takeover Legislation

Pursuant to our Amended and Restated Articles of Incorporation, we have elected not to be governed by the North Carolina Control Share Act, which restricts the right of certain shareholders who acquire specified amounts of the common stock from voting those shares without certain approval by our other shareholders, and the North Carolina Shareholder Protection Act, which imposes certain requirements for approval of transactions between us and a shareholder beneficially owning in excess of 20% of the common stock.

Potential for Anti-Takeover Effects

While the foregoing provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wachovia Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately following the closing of this offering, our current shareholders will own 7,234,270 shares of our common stock, which will represent approximately 78.34% of the total outstanding shares of our common stock (approximately 75.88% if the Underwriter’s over-allotment option is exercised in full), and designated key employees, consultants and members of our Board of Directors will have the right to purchase 391,825 shares of our common stock (approximately 4.24% of the outstanding shares, 4.11% if the Underwriter’s over-allotment option is exercised in full) through the exercise of immediately exercisable options. These designated individuals hold options to purchase an additional 585,925 shares of common stock that are subject to future vesting. In addition, we have issued the Underwriter a warrant to purchase an aggregate of 200,000 shares of our common stock. This warrant is not exercisable during the first year after the date of this prospectus and thereafter is exercisable at a price per share equal to 160% of the offering price set forth on the cover of this prospectus for a period of four years from the closing of this offering. Our Directors, executive officers and certain other officers and shareholders, who own an aggregate of 6,859,581 shares of our common stock, have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the Underwriter. See “Underwriting — Lock-Up and Related Agreements.”

Beginning 90 days after the effective date of this offering, an additional 312,405 shares of our common stock will be eligible for sale, subject to the volume, manner of sale and other limitations under Rule 144. After the expiration of a 180-day “lock-up” period from the effective date, those shareholders and option holders will be entitled to dispose of their shares after compliance with applicable securities laws. After this lock-up period, 2,000,000 shares of our common stock will be eligible for sale without limitation and 7,234,270 shares of our common stock will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 92,343 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

We cannot predict the effect, if any, of future sales of these shares or the availability of those shares for future sale will have on the market price of our common stock. Sales of substantial amounts of those shares or the perception that such sales could occur after the expiration of such 180-day period may adversely affect the prevailing market price of our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.

In general, under Rule 701 promulgated under the Securities Act, as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other similar written agreement will be eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Immediately after the completion of the offering, we intend to file a registration statement under the Securities Act covering the 1,625,000 shares of common stock issued or reserved for issuance under our 2004 Plan and 2005 Plan. This registration statement is expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitations, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

UNDERWRITING

Under the terms and subject to the conditions in an Underwriting Agreement dated October 13, 2005, we have agreed to sell to the Underwriter 2,000,000 shares of our common stock.

Under the terms and subject to the conditions of such Underwriting Agreement, the Underwriter has agreed to purchase such shares at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The Underwriting Agreement provides that the Underwriter’s obligations to purchase such shares are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The Underwriter is obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if it purchases any shares.

Commissions, Discounts and Expenses

The Underwriter proposes to offer the shares to the public at the public offering price set forth on the cover of this prospectus. The Underwriter may offer the shares to securities dealers at the price to the public less a concession not in excess of $0.46 per share. After the shares are released for sale to the public, the Underwriter may vary the offering price and other selling terms from time to time.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the Underwriter in connection with this offering. These amounts are shown assuming no exercise and full exercise of the Underwriter’s over-allotment option to purchase additional shares.

	Payable by Us
	No Exercise	Full Exercise
Per share	$0.77	$0.77
Total	$1,540,000	$1,771,000

We estimate that the total expenses of this offering will be approximately $497,000, excluding underwriting discounts, commissions and a nonaccountable expense allowance of $330,000. The nonaccountable expense allowance will be increased to $379,500 if the Underwriter exercises the over-allotment option.

Warrant

As additional underwriting compensation, we have agreed to sell to the Underwriter, for a purchase price of $50.00, a warrant (the “Underwriter’s Warrant”) to purchase up to a total of 200,000 shares of our common stock. The Underwriter’s Warrant is not exercisable during the first year after the date of this prospectus and thereafter is exercisable at a price of $17.60 per share for a period of four years. The Underwriter’s Warrant contains customary anti-dilution provisions and certain demand and participatory registration rights. The Underwriter’s Warrant also includes a “cashless” exercise provision entitling the Underwriter to convert the Underwriter’s Warrant into shares of our common stock. The Underwriter’s Warrant may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this prospectus, except to officers or partners of the Underwriter and members of the selling group and/or their officers or partners.

Over-Allotment Option

We have granted to the Underwriter an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an aggregate of 300,000 additional shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The Underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of shares offered hereby.

Lock-Up and Related Agreements

Except as noted below, our Directors, executive officers and certain shareholders have agreed with the Underwriter that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our shares of common stock or any securities convertible into or exchangeable for our shares of common stock. We have entered into an agreement with the Underwriter that we will not issue additional shares (with the exception of shares pursuant to the over-allotment option) of our common stock before the end of the 180-day period following the date of this prospectus, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock. The Underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements. In determining whether to release shares from the restrictions, the Underwriter may consider, among other factors, the financial circumstances applicable to a director’s, executive officer’s or shareholder’s request to release shares and the number of shares that such director, executive officer or shareholder requests to be released. There are no agreements between the Underwriter and us or any of our Directors, executive officers or the shareholders subject to these agreements releasing us or them from such agreements before the expiration of the 180-day period.

Indemnification

We have agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, and to contribute to payments the Underwriter may be required to make in respect of any such liabilities.

Offering Price Determination

Before this offering, there was no market for our common stock. The public offering price was arbitrarily determined by negotiations between us and the Underwriter and bears no relationship to our earnings, book value, net worth or other financial criteria of value and may not be indicative of the market price for the common stock after this offering. Among the factors considered in determining the public offering price were our future prospects and those of our industry in general and certain financial and operating information of companies similar to ours. After completion of this offering, the market price of the common stock will be subject to change as a result of market conditions and other factors.

Stabilization; Short Positions and Penalty Bids

In connection with the offering, the Underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales, stabilizing transactions and passive market making in accordance with Regulation M under the Exchange Act. Short sales by the Underwriter involve the sale by the Underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriter’s option to purchase additional shares from us in the offering pursuant to its over-allotment option. The Underwriter may close out any covered short position by either exercising its option to purchase additional shares through the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares through the over-allotment option. “Naked” short sales are any short sales of shares in excess of the shares the Underwriter may purchase pursuant to the over-allotment option. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the Underwriter in the open market prior to the completion of the offering. In passive market making, the Underwriter may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made.

Stabilizing transactions to cover short sale positions may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

Listing of Common Stock

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “PTEK.”

Discretionary Accounts

The Underwriter has advised us that it does not intend to confirm sales of the shares to discretionary accounts.

Ownership of Our Common Stock

John C. Feltl and Mary Joanne Feltl, principals of the Underwriter, each own 30,555 shares of our common stock. Under applicable rules of the National Association of Securities Dealers, Inc., subject to certain exceptions, these shares may not be sold, transferred, assigned, pledged, or hypothecated by such principals, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the shares for a period of 180 days following the date of this prospectus. Mr. Feltl and Ms. Feltl have entered into a lock-up agreement with respect to these shares. See “—Lock-Up and Related Agreements.”

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on for us by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina. Certain matters in connection with the offering will be passed on for the Underwriter by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements as of December 31, 2004 and 2003 and for the period from August 22, 2003 (date of inception) to December 31, 2003 and for the fiscal year ended December 31, 2004 included in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance on the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are summaries. For more detailed information, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement.

Immediately following the closing of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices on payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2004 and 2003 and June 30, 2005 (unaudited)	F-3

Statements of Operations for the year ended December 31, 2004 and the period from August 22, 2003 (date of inception) to December 31, 2003 and the six months ended June 30, 2005 and 2004 (unaudited)	F-4

Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2004 and the period from August 22, 2003 (date of inception) to December 31, 2003 and the six months ended June 30, 2005 (unaudited)

F-5

Statements of Cash Flows for the year ended December 31, 2004 and the period from August 22, 2003 (date of inception) to December 31, 2003 and the six months ended June 30, 2005 and 2004 (unaudited)	F-6

Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors

PokerTek, Inc.

Matthews, North Carolina

We have audited the accompanying balance sheets of PokerTek, Inc. (a corporation in the development stage) (the “Company”) as of December 31, 2004 and 2003, and the related statements of operations, stockholder’s equity (deficit) and cash flows for the year ended December 31, 2004 and the period from August 22, 2003 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PokerTek, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from August 22, 2003 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen LLP

Charlotte, North Carolina

May 10, 2005, except as

to the second, third and

fourth paragraphs of

Note 10 as to which the

date is July 29, 2005

PokerTek, Inc.

(A Development Stage Company)

Balance Sheets

	December 31,		June 30,
	2004	2003	2005
			(unaudited)
Assets
Current Assets
Cash and cash equivalents	$1,322,871	$20,189	$2,531,489
Other receivables, net of allowance December 31, 2004 and June 30, 2005 $8,000	—	—	—

Offering Costs	—	—	114,000
Inventory (Note 3)	30,705	—	274,260

Total current assets	1,353,576	20,189	2,919,749

Other Assets
Security deposit	2,800	—	2,800

	1,356,376	20,189	2,922,549

Equipment, net of accumulated depreciation December 31, 2004 $306, June 30, 2005 $6,933	65,960	—	59,333

	$1,422,336	$20,189	$2,981,882

Liabilities and Stockholder’s Equity (Deficit)
Current Liabilities
Accounts payable and accrued expenses	$14,770	$4,212	$142,599

Loans from stockholders (Note 7)	326,043	80,952	326,043

Commitments (Note 5)

Stockholders’ Equity (Deficit) (Note 8)
Common stock, no par value per share; authorized 10,000,000 shares; shares issued and outstanding December 31, 2004 6,695,576, December 31, 2003 4,725,000, and June 30, 2005 7,234,270	—	—	—
Capital in excess of par value	2,072,335	—	5,084,591
Accumulated deficit during the development stage	(990,812)	(64,975)	(2,571,351)

Total stockholder’s equity (deficit)	1,081,523	(64,975)	2,513,240

	$1,422,336	$20,189	$2,981,882

See Notes to Financial Statements.

PokerTek, Inc.

(A Development Stage Company)

Statements of Operations

	Year Ended December 31, 2004	Period from Aug 22, 2003 (date of inception) to December 31, 2003	Period from Aug 22, 2003 (date of inception) to June 30, 2005	Six Months Ended June 30,
				2005	2004
			(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Product sales	$—	$—	$—	$—	$—

Total revenues	—	—	—	—	—

Costs and operating expenses:
Cost of product sales	—	—	—	—	—
Selling, general and administrative	454,989	—	1,069,623	614,634	76,438
Research and development	476,583	64,975	1,518,475	976,917	51,158
Depreciation	306	—	6,933	6,627	—

	931,878	64,975	2,595,031	1,598,178	127,596

Operating loss	(931,878)	(64,975)	(2,595,031)	(1,598,178)	(127,596)

Non-operating income (expense):
Interest income	6,142	—	23,781	17,639	—
Interest (expense)	(101)	—	(101)	—	—

	6,041	—	23,680	17,639	—

Net loss	$(925,837)	$(64,975)	$(2,571,351)	$(1,580,539)	$(127,596)

Net Loss Per Common Share - Basic and Diluted:	$(0.16)	$(0.01)		$(0.23)	$(0.03)

Weighted Average Common Shares Outstanding - Basic and Diluted:	5,743,957	4,725,000		6,890,104	4,900,028

See Notes to Financial Statements.

PokerTek, Inc.

(A Development Stage Company)

Statements of Stockholder’s Equity (Deficit)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit During The Development Stage	Total Stockholder’s Equity (Deficit)
	Shares	Value
Balance, August 22, 2003
(Date of Inception)	—	$—	$—	$—	$—
Net loss	—	—	—	(64,975)	(64,975)
Stock issued (Note 2)	4,725,000	—	—	—	—

Balance, December 31, 2003	4,725,000	—	—	(64,975)	(64,975)
Noncash compensation	—	—	11,271	—	11,271
Stock issued	1,970,576	—	2,061,064	—	2,061,064
Net loss	—	—	—	(925,837)	(925,837)

Balance, December 31, 2004	6,695,576	—	2,072,335	(990,812)	1,081,523
Noncash compensation	—	—	6,343	—	6,343
Stock issued	538,694	—	3,005,913	—	3,005,913
Net loss	—	—	—	(1,580,539)	(1,580,539)

Balance, June 30, 2005 (unaudited)	7,234,270	$—	$5,084,591	$(2,571,351)	$2,513,240

See Notes to Financial Statements.

PokerTek, Inc.

(A Development Stage Company)

Statements of Cash Flows

	Year Ended December 31, 2004	Period from Aug 22, 2003 (date of inception) to December 31, 2003	Period from August 22, 2003 (date of inception) to June 30, 2005	Six Months Ended June 30,
				2005	2004
			(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(925,837)	$(64,975)	$(2,571,361)	$(1,580,539)	$(127,596)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	306	—	6,933	6,627	—
Noncash compensation	11,271	—	17,614	6,343	—
Provision for other receivables	8,000	—	8,000	—	—
Changes in assets and liabilities:
Increase in security deposit	(2,800)	—	(2,800)	—	—
Increase in other receivables	(8,000)	—	(8,000)	—	—
Increase in offering costs	—	—	(114,000)	(114,000)
Increase in inventory	(30,705)	—	(274,260)	(243,555)	—
Increase in accounts payable and accrued expenses	10,558	4,212	142,599	127,829	20,249

Net cash used in operating activities	(937,207)	(60,763)	(2,795,265)	(1,797,295)	(107,347)

Cash Flows from Investing Activities
Purchases of equipment	(66,266)	—	(66,266)	—	—

Net cash used in investing activities	(66,266)	—	(66,266)	—	—

Cash Flows from Financing Activities
Proceeds from issuance of common stock	2,061,064	—	5,066,977	3,005,913	—
Loans from stockholders	245,091	80,952	326,043	—	110,001

Net cash provided by financing activities	2,306,155	80,952	5,393,021	3,005,913	110,001

Net increase in cash and cash equivalents	1,302,682	20,189	2,531,489	1,208,618	2,654
Cash and cash equivalents:
Beginning	20,189	—	—	1,322,871	20,189

Ending	$1,322,871	$20,189	$2,531,489	$2,531,489	$22,843

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$101	$—	$101	$—	$—

Supplemental Schedule of Noncash Investing and Financing Activities
Services received in exchange for common stock	$3,700	$—	$3,700	$—	$—

See Notes to Financial Statements.

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: PokerTek, Inc. (the “Company”) is a development-stage company located in Matthews, North Carolina formed on August 22, 2003 to develop and manufacture electronic poker tables and related software for use in the gaming industry. The Company also develops software, which can be used by casinos to gather certain data, track table games, and monitor player activity. The Company’s products focus on increasing the casino’s productivity, profitability, and security while eliminating dealer and player mistakes.

The Company is in the development stage, has yet to generate any significant revenues, and has no assurance of future revenues. To management’s knowledge, no company has yet marketed a similar salable product using the technology that has been developed by the Company. Even if marketing efforts are successful, substantial time could pass before significant revenues will be realized and, during this period, the Company may require additional funds that may not be available to it.

A summary of the Company’s significant accounting policies follows:

The unaudited balance sheet as of June 30, 2005 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the six months ended June 30, 2005 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair statement of the results of these interim periods have been included. The results of operations for the six months ended June 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005.

Revenue Recognition. We generate revenue from licensing the rights to use the software necessary to operate the PokerPro™ system and from providing maintenance and support services to customers that license the PokerPro™ system. Although initially we intend to lease the hardware components of the PokerPro™ system to customers under operating leases, in the future we may sell customers such components. We intend to recognize revenue in accordance with Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition (as amended by SOP No. 98-4 and SOP No. 98-9).

We intend to recognize revenue on sales of the PokerPro™ system, net of rebates, discounts and allowances, when persuasive evidence of an agreement exists, the sales price is fixed or determinable, the PokerPro™ system is delivered and collectibility is reasonably assured. We intend to recognize revenue generated under operating leases when collectibility is reasonably assured. We anticipate that lease agreements will be based on either a fixed monthly fee or a pre-determined percentage of the monthly net win of each PokerPro™ system.

If multiple product deliverables are included under a sales or license agreement, we intend to allocate revenue to each product based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition.

We intend to recognize revenue from maintenance and support services ratably over the term of the software support services agreement. We intend to recognize any revenues from professional services not essential to the customers’ use of the software under time-and-materials-based agreements as services are performed.

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintained cash balances with one financial institution, which at times throughout the year exceeds the Federally-insured amount and has not historically experienced any such losses.

Other receivables: Other receivables at December 31, 2004, 2003 and June 30, 2005 consist of an amount due from a software vendor, net of reserves.

Research and development: Research and development costs are charged to expense when incurred and are included in the statement of operations, except when certain qualifying expenses are capitalized in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 86. As of December 31, 2004, 2003 and June 30, 2005, no amounts had been capitalized.

Advertising: The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising costs for the year ended December 31, 2004 and for the period from August 22, 2003 (date of inception) to December 31, 2003 was $1,494 and $-0-, respectively. During the six months ended June 30, 2005 and 2004, the Company incurred $16,034 and $-0- in advertising expenses, respectively.

Inventories: Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

Offering Costs: Offering costs consist principally of legal, accounting, and underwriting fees incurred through the balance sheet date that are related to the Proposed Offering and that will be charge to capital upon the receipt of the capital or charged to expense if not complete.

Income taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The accounting for income taxes involves significant judgments and estimates and deals with complex tax regulations. The recoverability of certain deferred tax assets is based in part on estimates of future income and the timing of temporary differences, and the failure to fully realize such deferred tax assets could result in a higher tax provision in future periods.

Earnings (loss) per share: The Company computes earnings (loss) per share in accordance with SFAS No. 128, Earnings per Share (“SFAS No. 128”). SFAS No. 128 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted-average number of shares outstanding

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

(denominator) during the period. Diluted EPS gives effect to all potential dilutive common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potential dilutive shares due to their anti-dilutive effect.

Equipment: Computer equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Depreciation is based on the following estimated useful lives:

Years
Computer equipment	3 - 5

For the year ended December 31, 2004, for the period from August 22, 2003 (date of inception) to December 31, 2003, and for the six months ended June 30, 2005, the Company recorded $306, $0 and $6,627, of depreciation expense, respectively.

Stock-based compensation: The Company accounts for its stock-based employee compensation awards in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under SFAS No. 123, the Company values stock options issued based upon the Black-Scholes option-pricing model and recognize this value as an expense over the period in which the options vest. Based on the Black-Scholes model, the Company recorded $11,271 and $0 of compensation expense during 2004 and 2003, respectively, and $6,343 and $0 through June 30, 2005 and 2004, respectively.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under the fair value method, compensation costs are measured using an option-pricing model and are amortized over the estimated life of the option, which is generally ten years, with option forfeitures accounted for at the time of the forfeiture, and all amounts are reflected net of tax.

Recent accounting pronouncements:

In December 2003, the FASB published FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities (revised December 2003) (“FIN46-R”), clarifying FIN 46 and exempting certain entities from the provisions of FIN 46. Generally, application of FIN 46-R is required in financial statements of public entities that have interests in structures commonly referred to as special-purpose entities for periods ending after December 15, 2003, and, for other types of variable interest entities, for periods ending after December 15, 2004. The Company has reviewed this pronouncement and determined that the adoption will not have a material impact, if any, on the financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liability and Equity (“SFAS No. 150”). SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

standard on July 1, 2003. The Company has determined that SFAS No. 150 does not have a material impact, if any, on its results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments. SFAS No. 123(R) replaces existing requirements under SFAS No. 123, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. The provisions for SFAS No. 123(R) are effective for the Company on January 1, 2006. The Company is currently assessing the financial statement impact of adopting SFAS No. 123(R).

In November 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS No. 151”). SFAS No. 151 requires that fixed production costs be allocated to inventory based on the normal capacity of production facilities and that unallocated overheads be recognized as an expense in the periods in which they are incurred. In addition, other items such as abnormal freight, handling costs and amounts of excess spoilage require treatment as current-period charges rather than a portion of the inventory cost. SFAS No. 151 is effective for inventory costs incurred during periods beginning after June 15, 2005. The Company is currently assessing the requirements of the standard, which will be adopted effective January 1, 2006, but the Company does not believe that its adoption will have a material impact, if any, on the financial position or results of operations.

Note 2. Merger

The Company was initially organized as a North Carolina corporation named “National Card Club Corporation,” and for a period of time, the Company owned a majority interest in an affiliate limited liability company called “PokerTek, LLC.” On July 27, 2004, National Card Club completed a merger with PokerTek, LLC by exchanging 1,200,000 shares of common stock of the surviving entity (PokerTek, Inc.) for the outstanding membership units of PokerTek, LLC. PokerTek, LLC had 1,020,000 membership units outstanding of which 820,000 were owned by National Card Club. The membership units owned by National Card Club were cancelled and all other equity interests in PokerTek, LLC were converted into common stock in PokerTek, Inc. as a result of the merger.

The asset acquired and liability assumed, which are summarized in the following paragraph, were recorded at the carrying value to PokerTek, LLC since PokerTek, LLC and the Company were under common control prior to the merger.

A summary of the asset acquired and liability assumed in connection with the merger of PokerTek, LLC is as follows:

Assets:
Cash	$185,000
Liabilities:
Loan from stockholder	$185,000

Since the Company and PokerTek, LLC were under common control prior to the merger, the financial statements have been restated as if the transaction had occurred on August 22, 2003. There was no operating activity in PokerTek, LLC prior to the merger.

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

Note 3. Inventory

Inventory consist of the following at December 31, 2004 and 2003, and June 30, 2005:

	2004	2003	June 30, 2005
			(unaudited)
Product hardware	$30,705	$—	$274,260

Note 4. Income Taxes and Change in Tax Status

For the period from August 22, 2003 (date of inception) to July 27, 2004, the Company, with the consent of its stockholders, elected to be taxed under sections of Federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company’s income deductions, losses and credits. On July 27, 2004, the Company’s stockholders terminated this election effective July 28, 2004.

As a result of the July 27, 2004 termination, the Company has a net operating loss carryforwards as of December 31, 2004 and June 30, 2005 in the amount of approximately $750,000 and $2,331,000, respectively. These carryforwards can be used to offset taxable income in future years, which expire through 2024.

The Company is required to record a valuation allowance when it is “more likely than not that some portion or all of the deferred tax assets will not be realized.” The Company has assessed its earnings history and anticipated earnings, the expiration date of the carryforwards and other factors and has determined that valuation allowances reflected below should be established against the deferred tax assets as of December 31, 2004 and for the six months ended June 30, 2005. As a result, during the year ended December 31, 2004 and for the six months ended June 30, 2005, the Company relied on management’s estimate regarding the utilization of the net operating loss carryforwards.

Temporary differences between the financial statement carrying amounts and tax bases of assets that give rise to significant portions of the deferred tax assets relate to the following at December 31, 2004 and June 30, 2005.

	2004	June 30, 2005
		(unaudited)
Deferred tax asset:
Loss carryforwards	$292,828	$906,764
Stock-based compensation expense	4,394	6,869

	297,222	913,633
Less valuation allowance	(297,222)	(913,633)

	$—	$—

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

A reconciliation of income tax expense at statutory rates to the income tax expense reported in the statements of operations is as follows for the year ended December 31, 2004 and for the six months ended June 30, 2005:

	2004	June 30, 2005
		(unaudited)
Federal tax benefit at statutory rate	$262,793	$545,009
State tax benefit, net of federal taxes	22,525	46,715
Increase in valuation allowance	(297,222)	(616,411)
Other	11,904	24,687

Income tax expense	$—	$—

Note 5. Commitments

The Company leases corporate offices under lease agreements with terms up to 5 years and requires the Company to pay property taxes, insurance and maintenance. The Company also leases certain office equipment under lease agreements with terms up to 3 years. The following is a schedule by year of the future minimum lease payments due under agreements with terms extending beyond one year:

Year Ending December 31,	Amount
2005	$68,613
2006	104,718
2007	104,718
2008	102,453
2009	102,000
Thereafter	34,000

$516,502

Rent expense for the year ended December 31, 2004, for the period from August 22, 2003 (date of inception) to December 31, 2003 for the six months ended June 30, 2005, and for the six months ended June 30, 2004 was $11,295, $0, $19,632 and $0, respectively.

On January 28, 2005, the Company entered into a non-exclusive licensing agreement with a vendor whereby the Company is required to pay the vendor for software licenses used in conjunction with the Company’s product.

The Company has entered into employment agreements with certain officers that include base salaries and certain benefits. These agreements have terms ranging from two to four years.

Note 6. Employee Benefit Plan

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation ranging from 3% to 5%. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company makes a matching contribution equal to 100% on the first 3% of the participants’ elective deferral and 50% on deferral from 3% to

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

5%. Total expense recorded for the Company’s match for the year ended December 31, 2004, for the period from August 22, 2003 (date of inception) to December 31, 2003, for the six months ended June 30, 2005 and for the six months ended June 30, 2004 was $267, $0, $2,450 and $0, respectively.

Note 7. Loans from Stockholders

On June 10, 2004, the Company executed an unsecured promissory note (“Note”) with WPT Enterprises, Inc. (“WPT”) for approximately $185,000. In consideration for the Note given to the Company, the Company issued 1,080,000 shares of common stock to WPT. The fair value of the common stock computed at the time of issue was nominal. The Note bears interest at the lowest Federal applicable rate and is due in June 2009. The note had an outstanding balance of $185,000 as of December 31, 2004 and June 30, 2005. In addition, as part of the transaction with WPT, the Company received a 10-year royalty-free license to use the “World Poker Tour” name and related logo and trademark in the United States within the commercial poker table market.

Also included in loans from stockholders are various non-interest bearing loans from Stockholders in connection with the initial start-up of the Company. These loans have no scheduled maturity date. The aggregate outstanding amount of these non-interest bearing loans totaled $141,043 as of December 31, 2004 and June 30, 2005.

Note 8. Stockholder’s Equity

Private Placement: On July 29, 2004, the Company completed a private placement offering whereby the Company issued 770,576 shares of common stock for $2.67 each. The Company raised approximately $2,057,400 in gross proceeds relating to this offering. The shares issued in conjunction with the private placement are subject to various restrictions based on a shareholders agreement.

Consulting Services: On April 7, 2004, the Company issued 120,000 shares of common stock in exchange for certain consulting services. The fair value of the common stock computed at the time of issue was nominal and has been included in additional paid-in-capital.

Stock Incentive Plan: In 2004, the Company’s Board of Directors approved the 2004 Stock Incentive Plan (the “2004 Plan”), which provides for the issuance of up to 825,000 shares of common stock to the Company’s employees, directors and designated paid consultants. The 2004 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards (none issued), restricted stock units (none issued), and stock appreciation rights (none issued), individually or in any combination (collectively referred to as “Awards”). The valuation used to determine the fair market value of stock options was contemperaneously made by the Company’s Board of Directors on the grant date. Stock options may be granted at an exercise price less than the market value of the common stock at the date of grant and may be subsequently repriced. Options granted under the 2004 Plan generally vest over periods ranging from two to four years and expire in ten years. At December 31, 2004, and June 30, 2005, options to purchase 471,500 and 812,500 shares of common stock, respectively, had been granted to certain directors, officers and employees of the Company. The value of the options granted is being charged to expense over the service period or vesting period, as appropriate. The amount of related expense calculated using the Black-Scholes option pricing model and recognized in 2004 and the six months ended June 30, 2005 was $11,271 and $6,343, respectively.

As of December 31, 2004 and June 30, 2005, there were 353,500 and 12,500 shares available for grant under the 2004 Plan, respectively.

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

A summary of the stock option activity and weighted average exercise price for the year ended December 31, 2004 and June 30, 2005 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2003	—	$—	$—
Granted	471,500	2.65	2.67
Exercised	—	—	—
Canceled	—	—	—

Outstanding at December 31, 2004	471,500	$2.65	$2.67

Granted	328,500	2.86	2.86
Exercised	—	—	—
Canceled	—	—	—
Outstanding March 31, 2005 (unaudited)	800,000	$2.73	$2.75

Granted	12,500	5.58	5.58
Exercised	—	—	—
Canceled	—	—	—
Outstanding June 30, 2005 (unaudited)	812,500	$2.78	$2.79

The following table summarizes information concerning options outstanding and options exercisable as of December 31, 2004:

	Outstanding			Exercisable
Range of exercise prices	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price	Shares	Weighted average exercise price
$0.01-$2.67	471,500	9.73	$2.65	52,500	$2.67

The following table summarizes information concerning options outstanding and options exercisable as of June 30, 2005 (unaudited):

	Outstanding			Exercisable
Range of exercise prices	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price	Shares	Weighted average exercise price
$0.01-$5.58	812,500	9.4	$2.78	126,875	$2.67

POKERTEK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(Information as of June 30, 2005 and for the Six Months Ended

June 30, 2005 and 2004 is Unaudited)

On the date of grant using the Black-Scholes option-pricing model, the following assumptions were used to estimate the grant-date fair value of the options in the periods indicated:

	2004	June 30, 2005
		(unaudited)
Risk-free interest rate (weighted average)	3.40%	3.09%
Expected volatility	0%	0%
Expected dividend yield	0%	0%
Expected life (years)	3.50	5.00

The resulting fair value applied to the options granted were $0.31 per share for the year-ended December 31, 2004 and $0.42 per share for the six months ended June 30, 2005.

Note 9. Capitalized Software

The Company capitalizes internally developed software costs in accordance with FASB SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Capitalization of development costs of software products begins once the technological feasibility of the product is established. Capitalization ceases when such software is ready for general release, at which time amortization of the capitalized costs begins. As of December 31, 2004, from August 22, 2003 (date of inception) to December 31, 2003, six months ended June 30, 2005, and for the six-months ended June 30, 2004, no internal software development costs have been capitalized. Research and development costs relating principally to the design and development of products are expensed as incurred.

Note 10. Subsequent Event

On April 26, 2005, the Company completed a second private placement offering whereby the Company issued 538,694 shares of common stock. The gross proceeds from the private placement offering were approximately $3,006,000. The shares issued in conjunction with the private placement are subject to various restrictions based on a shareholders agreement.

On July 29, 2005, the Company’s Board of Directors approved the sale of 2,000,000 shares of common stock in the public market.

On July 29, 2005, the Company’s Board of Directors adopted the Amended and Restated Articles of Incorporation (the “Amendment”). Pursuant to the Amendment, the Company increased the number of shares of common stock that were authorized to issue from 10,000,000 to 100,000,000 and authorized the issuance of up to 5,000,000 shares of “blank check” preferred stock, no par value, in more or more series, having such rights and preferences, privileges and restrictions as the Company’s Board of Directors may determine.

On July 29, 2005, the Company’s Board of Directors approved the 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan authorizes the issuance of up to 800,000 shares of common stock. As of July 29, 2005, options to purchase 169,500 shares of common stock have been granted under the 2005 Plan.

Note 11. Segment Information

The Company has identified one business segment for reporting purposes, Manufacturing and Distributing Poker-Pro™ Systems.

Prospectus

October 13, 2005

PokerTek, Inc.

2,000,000 Shares

Common Stock

Dealer Prospectus Delivery Obligation

Until November 8, 2005 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.